File No. 70-10294

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-1/A
AMENDMENT NO. 1
TO THE
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Exelon Corporation	Public Service
(and the Subsidiaries listed on the	Enterprise Group Incorporated
Signature Page hereto)	(on behalf of the Subsidiaries listed
10 South Dearborn Street	on the Signature Page hereto)
37th Floor	80 Park Plaza
Chicago, IL 60603	Newark, New Jersey 07102
(Name of companies filing this statement and address of principal executive office)
Exelon Corporation
(Name of top registered holding company)

Randall E. Mehrberg	R. Edwin Selover
Executive Vice President and	Senior Vice President and General
General Counsel	General Counsel
Exelon Corporation	Public Service Enterprise
10 South Dearborn Street	Group Incorporated
37th Floor	80 Park Plaza
Chicago, IL 60603	Newark, New Jersey 07102
(Name and address of agent for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Scott N. Peters	Tamara L. Linde
Constance W. Reinhard	Jason A. Lewis
Exelon Corporation	PSEG Services Corporation
10 South Dearborn Street, 35 th Floor	80 Park Plaza
Chicago, Illinois 60603	Newark, New Jersey 07101
312-394-3604	973-430-8058

Joanne C. Rutkowski	Timothy M. Toy
Baker Botts L.L.P.	Bracewell & Giuliani LLP
1299 Pennsylvania Ave., NW	1540 Broadway
Washington, DC 20004	New York, NY 10036
202-639-7785	212-507-6118

William J. Harmon
Jones Day
77 West Wacker, Suite 3500
Chicago, Illinois 60601
312-782-3939

i

ii

iii

     Applicants hereby amend and restate their application/declaration (“Application”) as follows:
     On July 1, 2005, the Federal Energy Regulatory Commission (“FERC”) issued its “Order Authorizing Merger under Section 203 of the Federal Power Act”, 112 FERC ¶ 61, 011 (the “FERC Merger Order”), in Docket ECO5-43-000. 1 Among other things, the authorizations granted in the FERC Merger Order included FERC acceptance of a mitigation plan (the “Mitigation Plan”) involving “very substantial divestiture of generation” encompassing 6,600 MW of capacity.
On Monday, August 8, 2005, the Energy Policy Act of 2005 (H.R. 6, 109th Cong.) was signed by the President and became law, Pub.L. 109-58. Title XII of the Energy Policy Act is the Electricity Modernization Act of 2005 (the “Modernization Act”). Subtitle F of the Modernization Act, the Public Utility Holding Company Act of 2005 (“PUHCA 2005”) repeals the Public Utility Holding Company Act of 1935 (the “Act”), effective six months after the date of enactment (the “Effective Date”). As explained more fully herein, Applicants are asking the Commission to issue an order granting the requested authority on or before December 15, 2005. Applicants remain hopeful that they will be able reach settlements in their various regulatory proceedings so as to permit a closing by year-end and enable investors and consumers to realize the benefits associated with the proposed transaction.
     Even if Applicants are unable to close the transaction before the Effective Date, an order approving Applicant’s plan pursuant to Section 11(e) of the Act is nonetheless critical to establish a basis for relief under Section 1081 of the Internal Revenue Code (the “Code”) in connection with the Generation Divestiture described herein. See section 1271(c) of the Energy Policy Act of 2005, which expressly provides that: “Tax treatment under section 1081 of the [Code] as a result of transactions ordered in compliance with the [Act] shall not be affected in any manner due to the repeal of that Act and the enactment of the Public Utility Holding Company Act of 2005.” 2
Item 1. Description of Proposed Transaction
     A. Introduction.
     Applicants are seeking approval pursuant to Sections 6(a), 7, 8, 9, 10, 11(b)(1), 11(e), 12, 13, 32 and 33 of the Act and the rules thereunder to engage in various transactions related to the merger of Exelon

[1]	On August 29, 2005, the FERC issued its “Order Granting Rehearing For Further Consideration” in respect of the FERC Merger Order. The rehearing remains pending.

[2]	Consistent with the precedent, the Commission could issue its order subject to and expressly conditioned upon receipt of all necessary state approvals. Section 10(f) of the Act states that the Commission shall not approve a section 10 application “unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such application have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11”. Pursuant to Rule 24(c)(2), when an issue under state law is raised, the Commission may approve the subject transaction under sections 10 and 11 of the Act, subject to compliance with state law. See, e.g., Central and Southwest Corp., Holding Company Act Rel. No. 22635 (September 16, 1982) (“If an issue under State law is raised, we may approve the transaction under section 10, subject to compliance with state law. This is the effect of rule 24(c)(2) promulgated under the Act”). Accord Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993) (Commission approval conditioned upon issuance of final state order). The Commission can, therefore, issue the requested order on the Application subject to the terms and conditions prescribed in Rule 24 under the Act, specifically those under Rule 24(c)(2) (“Every order ... shall, unless otherwise expressly ordered, be subject to the following conditions: . . . (2) . . . That if the transaction is proposed to be carried out in whole or in part pursuant to the express authorization of any State commission, such transaction shall be carried out in accordance with such authorization, and if the same be modified, revoked or otherwise terminated, the effectiveness of the declaration or order granting the application shall be, without further order or the taking of any action by the Commission, revoked and terminated.”)

Corporation (“Exelon”) and Public Service Enterprise Group Incorporated (“PSEG”), as described more fully herein.3
     On December 20, 2004, Exelon and PSEG, an electric and gas utility holding company that claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the Act, entered into an Agreement and Plan of Merger (the “Merger Agreement”).4 Pursuant to the terms of the Merger Agreement, PSEG will merge into Exelon (the “Merger”), thereby ending the separate corporate existence of PSEG. Each PSEG shareholder will be entitled to receive 1.225 shares of Exelon common stock for each PSEG share held and cash in lieu of any fraction of an Exelon share that a PSEG shareholder would have otherwise been entitled to receive. Exelon common stock will be unaffected by the Merger, with each issued and outstanding share remaining outstanding following the Merger as a share in the surviving company. Upon completion of the Merger, Exelon will change its name to Exelon Electric & Gas Corporation.5
     As the surviving company in the Merger, Exelon will remain the ultimate corporate parent of PECO Energy Company (“PECO”) and Commonwealth Edison Company (“ComEd”) and the other Exelon subsidiaries and become the ultimate corporate parent of Public Service Electric and Gas Company (“PSE&G”), a public utility company under the Act, and the other PSEG subsidiaries.
     Exelon will continue to be a registered public utility holding company under the Act until the Effective Date, and ComEd, PECO and PSE&G will continue to be operating franchised utility companies. Exelon will remain headquartered in Chicago but will also have energy trading and nuclear headquarters in southeastern Pennsylvania and generation headquarters in Newark, New Jersey. PSE&G will remain headquartered in Newark. PECO will remain headquartered in Philadelphia and ComEd will remain headquartered in Chicago.
     The Merger is subject to a number of usual and customary conditions precedent, including receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the expiration or termination of the statutory waiting period thereunder. (See Item 4 — Regulatory Approvals.) The boards of directors of Exelon and PSEG have approved the proposed Merger, and the shareholders of Exelon have approved the issuance of shares of common stock by Exelon required by the Merger Agreement and the shareholders of PSEG have approved the Merger.
     In addition to the changes resulting from the Merger Agreement, the Applicants intend to revise their corporate structure (the “Exelon Generation Restructuring”). Although their plans are not yet completely finalized, the Applicants currently propose to implement the following changes, subject to approval, as required, by the Securities and Exchange Commission (the “Commission”). After obtaining necessary approvals and third party consents, PSEG Power LLC (“PSEG Power”) and its direct subsidiaries PSEG Nuclear LLC (“PSEG Nuclear”), PSEG Fossil LLC (“PSEG Fossil”) and PSEG Energy Resources & Trade LLC (“PSEG ER&T”) will all cease to exist as separate entities and will become part of Exelon Generation Company, LLC (“Exelon Generation”). The business functions of each of these former PSEG entities will become a part of the respective Exelon Generation business unit. It is anticipated that the subsidiaries owned by these PSEG entities will be retained as direct subsidiaries of Exelon Generation.

[3]	The Applicants are Exelon and its Subsidiaries listed on the Signature Page hereto, and PSEG and its Subsidiaries listed on the Signature Page hereto, and such other direct and indirect subsidiary companies that Exelon may hereinafter form or acquire in accordance with a Commission order or otherwise in accordance with the Act or a rule promulgated thereunder.

[4]	A copy of the Merger Agreement was filed with the Commission by Exelon with a Current Report on Form 8-K on December 21, 2004. The Merger Agreement is incorporated herein by reference. The description of the Merger Agreement herein is qualified in its entirety by reference to the full text of the Merger Agreement.

[5]	As appropriate in the context, the term “Exelon” refers variously to Exelon Corporation pre-Merger and to Exelon Electric & Gas Corporation post-Merger.

     Also in connection with the Merger, PSE&G will become a direct subsidiary of Exelon Energy Delivery Company, LLC (“Delivery”). 6 The current subsidiaries of PSE&G will remain intact. PSEG Energy Holdings L.L.C. (“PSEG Holdings”) will become a subsidiary of Exelon, as the successor to PSEG. The current subsidiaries of PSEG Holdings will remain intact. PSEG Services Corporation (“PSEG Services”) will sell all of its assets to Exelon Business Services Company (“Exelon BSC”), change its name, and remain as a non-energy subsidiary. Exelon BSC will be the sole “service company” of Exelon.
     A summary diagram depicting Exelon’s proposed post-Merger corporate structure is filed herewith as Exhibit G-1. Diagrams depicting the existing corporate structure of the Exelon system as well as the PSEG system are filed herewith as Exhibits G-2 and G-3, respectively.
     Applicants’ Mitigation Plan was approved in the FERC Merger Order based on, among other things, a proposed Mitigation Plan to mitigate any generation market concentration concerns resulting from the Merger. One of the most significant aspect of the Mitigation Plan is the divestiture by sale of 4000 MW of generation capacity. 7 The sale will occur within twelve (12) months following close of the Merger. Approval of the Commission is requested for the disposition of this generating capacity because, as a result of the Exelon Generation Restructuring, the subject generation capacity would be owned by Exelon Generation, a public utility company under the Act. The disposition of generation capacity owned by Exelon Generation, as finally approved by FERC pursuant to post-Merger compliance filings required to be made by Exelon under the FERC Merger Order (the “Post-Merger FERC Compliance Filings”), is referred to as the Generation Divestiture.
     In connection with consummation of the Generation Divestiture, subsequent to the Exelon Generation Restructuring, the Applicants will make further revisions to their corporate structure (the “Divestiture Generation Restructurings”) in respect of the particular electric generating units, or interests therein, being sold. The Post-Merger FERC Compliance Filings will address the particular facts of the Divestiture Generating Restructurings. The Divestiture Generation Restructurings are described below at Item 1.H.4 below. The Exelon Generation Restructuring, the Divestiture Generation Restructuring and the Generation Divestiture are collectively called the “Generation Transactions”.
     In addition to authorization of the Merger, the Exelon Generation Restructuring, the Divestiture Generation Restructuring, and the Generation Divestiture, Applicants are requesting certain related approvals, including:
1.	Authorizations related to service company and other affiliate transactions.

2.	Issuance by Exelon of common stock in connection with the Merger and employee and director compensation plans as described below.

3.	Authorization to the extent required of the consolidation (or replacement in lieu of consolidation) of existing indebtedness and obligations of PSEG and its subsidiaries as obligations of Exelon or its subsidiaries as a result of the Merger.

4.	Necessary modifications to Exelon’s existing omnibus financing authority granted by order of April 1, 2004 in Holding Company Act Release No. 27830 (the “2004 Financing Order”).

[6]	This will be accomplished through a contribution of the common stock of PSE&G held by Exelon contemporaneously with the Merger to Delivery or other appropriate corporate transaction.

[7]	As explained more fully herein, on July 1, 2005, the Federal Energy Regulatory Commission (“FERC”) accepted a Mitigation Plan including the Generation Divestiture.

5.	Approval of a Section 11(e) plan in respect of the Generation Transactions and related approvals as necessary or appropriate in respect of the tax treatment afforded by Section 1081 of the Code.
     Applicants request that the Commission issue a final order granting the requested authority without an evidentiary hearing, as expeditiously as feasible, but no later than December 15, 2005.
     B. Description of Exelon and Its Subsidiaries
     1. Exelon, Generally
     Exelon was incorporated in Pennsylvania in February 1999. On October 20, 2000, Exelon became the ultimate parent corporation for PECO and ComEd, and registered pursuant to Section 5 of the Act.
     Exelon, through its subsidiaries, operates in two business segments – Delivery and Generation – as described below. In addition to Exelon’s two business segments, Exelon BSC, a subsidiary of Exelon, provides Exelon and its subsidiaries with financial, human resources, legal, information technology, supply management and corporate governance services, as well as direction and management of shared functions for Delivery. Exelon sold or wound down substantially all components of Exelon Enterprises Company, LLC (Enterprises) in 2004 and 2003. As a result, as of January 1, 2005, Enterprises is no longer reported as a segment.
     Delivery. Exelon’s energy delivery business consists of the purchase and sale of electricity and distribution and transmission services by ComEd in northern Illinois and by PECO in southeastern Pennsylvania and the purchase and sale of natural gas and distribution services by PECO in the Pennsylvania counties surrounding the City of Philadelphia.
     Generation. Exelon’s generation business consists of the owned and contracted for electric generating facilities and energy marketing operations of Exelon Generation, a 49.5% interest in two power stations in Mexico, and the competitive retail sales business of Exelon Energy Company.
     2. The Exelon Utility Subsidiaries
     Exelon indirectly owns all of the issued and outstanding membership interests of Exelon Generation, all the issued and outstanding common stock of PECO and substantially all of the issued and outstanding common stock of ComEd, 8 and ComEd owns all the issued and outstanding common stock of Commonwealth Edison Company of Indiana, Inc. (the “Indiana Company”) (together, the “Exelon Utility Subsidiaries”).
     PECO is engaged principally in the purchase, transmission, distribution and sale of electricity to residential, commercial and industrial customers in southeastern Pennsylvania and in the purchase, distribution and sale of natural gas to residential, commercial and industrial customers in the Pennsylvania counties surrounding the City of Philadelphia. PECO is subject to extensive regulation by the Pennsylvania Public Utility Commission (“PAPUC”) as to electric and gas rates, the issuances of certain securities and certain other aspects of PECO’s operations. PECO is also subject to regulation by FERC as to transmission rates, gas pipelines and certain other aspects of its business.

[8]	In connection with the conversion of warrants and convertible preferred stock that were outstanding prior to the 2000 merger of Unicom Corporation with PECO Energy Corp., a small number of shares of common stock of ComEd (about 0.1% of the total outstanding) are not owned by Exelon but are held by third parties. See Exelon Corporation, Holding Co. Act Release No. 27256, note 4 (Oct. 19, 2000) (the “2000 Merger Order”).

     PECO’s retail service territory covers approximately 2,100 square miles in southeastern Pennsylvania. PECO provides electric delivery service in an area of approximately 2,000 square miles, with a population of approximately 3.8 million, including 1.5 million in the City of Philadelphia. Natural gas service is supplied in an approximately 1,900 square mile area in southeastern Pennsylvania adjacent to Philadelphia, with a population of approximately 2.3 million. PECO delivers electricity to approximately 1.5 million customers and natural gas to approximately 460,000 customers.
     ComEd is engaged principally in the purchase, transmission, distribution and sale of electricity to a diverse base of residential, commercial, industrial and wholesale customers in northern Illinois. ComEd is subject to extensive regulation by the Illinois Commerce Commission (“ICC”) as to rates, the issuance of certain securities, and certain other aspects of ComEd’s operations. ComEd is also subject to regulation by the FERC as to transmission rates and certain other aspects of its business.
     ComEd’s retail service territory has an area of approximately 11,300 square miles and an estimated population of eight million. The service territory includes the City of Chicago, an area of about 225 square miles with an estimated population of three million. ComEd has approximately 3.7 million customers.
     Electric utility restructuring legislation was adopted in Pennsylvania in December 1996 and in Illinois in December 1997. Both Illinois and Pennsylvania permit competition by alternative generation suppliers for retail generation supply while transmission and distribution service remains fully regulated. Both states, through their regulatory agencies, established a phased approach for allowing customers to choose an alternative electric generation supplier, required rate reductions and imposed caps on rates during a transition period, and allowed the collection of competitive transition charges from customers to recover costs that might not otherwise be recovered in a competitive market.
     Effective as of January 1, 2001, Exelon effected a restructuring that involved the transfer of the electric generating assets of ComEd and PECO to Exelon Generation, a Pennsylvania limited liability company and a public utility company engaged in the generation, sale and purchase of electricity in Pennsylvania, Illinois and elsewhere and also engaged in the trading of other energy and energy-related commodities and development and ownership of exempt wholesale generators (“EWGs”).
     PJM Interconnection, L.L.C. (“PJM”) is the independent system operator and the FERC-approved Regional Transmission Organization (“RTO”) for the Mid-Atlantic and a portion of the Midwest. PJM is the transmission provider under, and the administrator of, the PJM Open Access Transmission Tariff, operates the PJM Interchange Energy Market and Capacity Credit Markets, and conducts the day-to-day operations of the bulk power system of the PJM region. ComEd’s and PECO’s transmission systems are currently under the control of PJM and, by order dated October 28, 2004 (Holding Co. Act Release No. 27904) (the “PJM Order”), the Commission found that the electric utility properties of the Exelon system satisfy the interconnection requirement of Section 2(a)(29)(A) of the Act by reason of PJM’s operational control of the transmission assets of ComEd and PECO.9
     Each of ComEd and PECO is a public utility company within the meaning of the Act. ComEd is also a holding company exempt from registration pursuant to Section 3(a)(1) of the Act, by reason of its ownership of the Indiana Company, which is a fourth public utility company subsidiary, with no retail operations. Delivery is an intermediate registered holding company and a first-tier subsidiary of Exelon. Delivery owns all of the issued and outstanding common stock of PECO and substantially all of the issued and outstanding common stock of ComEd. See Note 7.

9	In the 2000 Merger Order approving the formation of Exelon, the Commission had found that the electric utility operations of Exelon constituted a single, integrated electric utility system, and that the gas utility operations of Exelon constituted a single, integrated gas utility system that was a permissible “additional” system under the standards of Section 2(a)(11) of the Act. The findings of the 2000 Merger Order were based in part on a certain 100 MW firm west-to-east transmission contract path (the “Contract Path”). The PJM Order found that PJM’s operational control of the transmission assets of ComEd and PECO obviated the need for the Contract Path.

     Exelon Generation is also an electric utility company within the meaning of the Act. Exelon Generation is a wholly owned subsidiary of Exelon Ventures Company, LLC (“Ventures”), which is an intermediate registered holding company and a first tier subsidiary of Exelon. Ventures and Delivery are referred to herein as the “Other Registered Holding Companies.” None of the Other Registered Holding Companies has securities outstanding in the hands of the public.
     3. Direct Non-Utility Subsidiaries of Exelon
     Exelon has direct wholly owned non-utility subsidiaries (in addition to its direct, wholly owned registered holding company subsidiaries, Ventures and Delivery), as follows:
     Exelon BSC, a service company, provides administrative, management and technical services to Exelon and its associate companies;
     Exelon Investment Holdings, LLC, an Illinois limited liability company, is a holding company for tax-advantaged housing transactions;
     UII, LLC, an Illinois limited liability company, is engaged in a like-kind exchange transaction pursuant to which a portion of the proceeds from the sale of ComEd’s fossil generating stations was invested in passive generating station leases with entities unrelated to Exelon. The generating stations were leased back to such entities as part of the transaction.10
     Exelon has the following additional direct subsidiaries: Unicom Assurance Company, Ltd., an inactive captive insurance company, Exelon Capital Trust I, an inactive finance company, Exelon Capital Trust II, an inactive finance company and Exelon Capital Trust III, an inactive finance company.
     4. Capitalization of Exelon
     The total authorized shares of capital stock of Exelon consist of (i) 1,200,000,000 shares of common stock, no par value and (ii) 100,000,000 shares of preferred stock, no par value. 11 At the close of business on December 31, 2004, 664,187,996 shares of Exelon common stock were outstanding, and no shares of Exelon preferred stock were issued and outstanding. In addition, at that date (i) 2,499,865 shares of common stock were held by Exelon in its treasury, (ii) 25,205,285 shares of common stock were reserved for issuance pursuant to outstanding options to purchase common stock granted under Exelon’s Long-Term Incentive Plan, Exelon’s Amended and Restated Long-Term Incentive Plan, as amended, and Exelon’s 1998 Stock Option Plan (together with Exelon’s Directors’ Stock Unit Plan, the “Exelon Stock Incentive Plans”), (iii) 14,777,078 shares of common stock were reserved for the grant of additional awards under the Exelon Stock Incentive Plans, (iv) 7,000,000 shares of common stock were reserved for issuance pursuant to the Dividend Reinvestment and Stock Purchase Plan, (v) 624,495 shares of common stock were reserved for issuance pursuant to outstanding performance shares, (vi) 216,000 shares of common stock were reserved for issuance pursuant to outstanding units under Exelon’s Directors’ Stock Unit Plan, (vii) 5,357,745 shares of common stock were reserved for issuance under Exelon’s Employee Stock Purchase Plan, (viii) 1,060,053 shares of common stock were reserved for issuance pursuant to outstanding restricted shares (shares of common stock subject to forfeiture) and (ix) 1,336,516 shares of common stock were reserved for issuance pursuant to outstanding deferred shares (shares of common stock the issuance of which has been deferred pursuant to Exelon’s Deferred Compensation Plan).

[10]	Unicom Investment, Inc., an Illinois corporation, was reorganized as an Illinois limited liability company, UII, LLC on November 10, 2004.

[11]	By order dated July 12, 2005 (HCAR No. 28000) the Commission authorized Exelon to amend its Amended and Restated Articles of Incorporation to increase its authorized common stock to 2,000,000,000 shares.

     As of December 31, 2004, Exelon’s capitalization on a consolidated basis was as follows:
EXELON CORPORATION
CONDENSED CONSOLIDATED CAPITAL STRUCTURE
(Dollars in Millions)
As of December 31, 2004
Consolidated Capitalization

		Capital Structure
	Amount	Percentage
Common Equity (includes Retained Earnings of $3,353)	$9,423	40.79%

Minority Interest	42	0.18%
Preferred and Preference Stock	632	2.74%
Securitization Obligations	4,797	20.76%

Long-Term Debt	7,292	31.56%
Current Maturities of Long-Term Debt	427	1.85%

Total Long-Term Debt	7,719	33.41%

Short-Term Debt	490	2.12%

Total Capital Structure	$23,103	100.00%

     Additional information regarding Exelon and its subsidiary companies is set forth in the following documents, each of which has been previously filed with the Commission and is incorporated herein by reference:
(i) Annual Report on Form 10-K of Exelon (Commission File No. 1-16169), ComEd (Commission File No. 1-1839), PECO (Commission File No. 1-1401) and Exelon Generation (Commission File Number No. 333-85496) for the fiscal year ended December 31, 2004, filed with the Commission on February 23, 2005;
(ii) Quarterly Report on Form 10-Q of Exelon (Commission File No. 1-16169), ComEd (Commission File No. 1-1839), PECO (Commission File No. 1-1401) and Exelon Generation (Commission File Number No. 333-85496) for the quarters ending March 31, 2005 and June 30, 2005;
(iii)The following Current Reports on Form 8-K of Exelon (Commission File No. 1-16169):

Description	Filing Date
Current report, item 8.01	9/14/05
Current report, item 7.01	9/07/05
Current report, item 8.01	9/06/05
Current report, item 8.01	8/31/05
Current report, item 8.01	8/31/05
Current report, item 8.01	8/15/05
Current report, item 7.01 and 9.01	8/05/05
Current report, item 2.02, 7.01, and 9.01	7/21/05
Current report, item 8.01 and 9.01	7/12/05

Current report, item 8.01 and 9.01	6/30/05
[Amend] Current report, item 5.02	6/30/05
Current report, item 7.01	6/28/05
Current report, item 2.03 and 9.01	6/10/05
Current report, item 1.01 and 9.01	6/07/05
Current report, item 7.01	5/18/05
Current report, item 8.01 and 9.01	5/13/05
Current report, item 8.01 and 9.01	5/10/05
Current report, item 7.01	5/09/05
Current report, item 5.02	4/27/05
Current report, item 2.02, 7.01, and 9.01	4/25/05
Current report, item 7.01	4/14/05
Current report, item 8.01	4/06/05
Current report, item 1.01 and 2.03	4/05/05
Current report, item 7.01	3/31/05
Current report, item 2.03	3/30/05
Current report, item 7.01	3/29/05
Current report, items 1.01 and 2.03	3/08/05
Current report, item 8.01	3/07/05
Current report, item 5.02	2/25/05
(iv) Annual Report on Form U5S for the fiscal year ended December 31, 2004, filed with the Commission on April 29, 2005; and
(v) Definitive joint proxy statement/prospectus, filed with the Commission pursuant to Rule 424(b)(3) on June 3, 2005 (File No. 333-122074).
     C. Description of PSEG and Its Subsidiaries.
     1. PSEG, Generally.
     PSEG was incorporated under the laws of the State of New Jersey in 1985 and is an exempt public utility holding company. PSEG, through its subsidiaries, operates in three business segments — Delivery, Generation and Enterprises, as described below. In addition to PSEG’s three business segments, PSEG Services, a subsidiary of PSEG, provides PSEG and its subsidiaries with financial, human resources, legal, information technology, supply management and corporate governance services.
     Delivery – PSEG’s domestic energy delivery business consists of the transmission and distribution of electric energy and gas in New Jersey through PSE&G.
     Generation – PSEG’s generation businesses consist of the owned and contracted for electric generation facilities and energy marketing operations of the PSEG Power subsidiaries and the PSEG Global L.L.C. (“PSEG Global”) subsidiaries. PSEG Power has three principal direct wholly owned subsidiaries: PSEG Nuclear, PSEG Fossil and PSEG ER&T. The PSEG Power generation portfolio consists of approximately 14,607 MW of generation in the Northeast and Midwest. PSEG Global has equity ownership interests in approximately 2,404 MW of generation in North America. All the generation assets in the PSEG system are held by PSEG subsidiaries with EWG or foreign utility company (“FUCO”) status under the Act or qualifying facility (“QF”) status under the Public Utility Regulatory Policies Act of 1978, as amended (“PURPA”).
     Enterprises – PSEG’s enterprise businesses consist primarily of (1) investments in energy-related financial transactions, leveraged leases, operating leases, leveraged buyout funds, marketable securities and a demand-side management business and (2) investments in international generation and delivery businesses qualified as EWGs and foreign utility companies through PSEG Resources L.L.C. (“PSEG Resources”) and through PSEG Global.

     2. The PSEG Utility Subsidiary.
     PSE&G is a public utility company within the meaning of the Act and is the only utility subsidiary of PSEG. PSEG directly owns all of the issued and outstanding common stock of PSE&G.
     PSE&G is an electric and gas utility company engaged principally in the transmission and distribution of electric energy and gas in New Jersey. PSE&G is subject to extensive regulation by the New Jersey Board of Public Utilities (“NJBPU”) as to electric and gas rates, the issuance of securities and certain other aspects of PSE&G’s operations. PSE&G is also subject to regulation by the FERC as to electric transmission rates and certain other aspects of its business.
     PSE&G’s retail service territory covers a corridor of approximately 2,600 square miles running diagonally across New Jersey from Bergen County in the northeast to an area below the city of Camden in the southwest with a population of approximately 5.5 million. PSE&G provides service to approximately 2.0 million electric customers and approximately 1.6 million gas customers.
     PSE&G does not own or operate any electric generation facilities. PSE&G, pursuant to an order of the NJBPU issued under the provisions of the New Jersey Electric Discount and Energy Competition Act (“EDECA”), transferred all of its electric generation facilities, plant, equipment and wholesale power trading contracts to its affiliate PSEG ER&T in August 2000. Also, pursuant to an NJBPU order, PSE&G transferred its gas supply business, including its inventories and supply contracts, to PSEG ER&T in May 2002. PSE&G continues to own and operate its electric transmission and electric and gas distribution business. PSE&G has transferred functional control over its electric transmission facilities to PJM.
     All electric and gas customers in New Jersey have the ability to choose an electric energy and/or gas supplier. For those retail electric customers located in New Jersey who do not choose a competitive electric supplier, New Jersey’s Electric Distribution Companies (“EDCs”), including PSE&G, provide basic generation service (“BGS”) or provider of last resort service (“POLR”). The EDCs satisfy their BGS obligations through a competitive state-wide annual auction. PSE&G’s affiliate PSEG ER&T, has historically been a successful participant in these auctions and serves several EDCs including PSE&G.
     For those retail gas customers located in New Jersey who do not choose a competitive natural gas supplier, New Jersey’s gas distribution companies, including PSE&G, provide basic gas supply service (“BGSS”) or POLR. PSE&G has entered into a full requirements contract through 2007 with PSEG ER&T to meet the supply requirements of PSE&G’s gas customers. 12 PSEG ER&T charges PSE&G for the gas commodity costs, which PSE&G recovers from its customers. Any difference between rates charged by PSEG ER&T under the BGSS contract and rates charged to PSE&G’s customers are deferred and collected or refunded through future adjustments in retail rates.
     PSE&G’s natural gas facilities consist entirely of local gas distribution facilities in the State of New Jersey and neither PSE&G nor any other PSEG company owns any interstate natural gas facilities subject to the Natural Gas Act.
     3. Direct Non-Utility Subsidiaries of PSEG.
     PSEG has three direct wholly owned non-utility subsidiaries, PSEG Power, PSEG Holdings and PSEG Services:
     PSEG Power — PSEG Power has three principal direct wholly owned subsidiaries: PSEG Nuclear, which owns and operates nuclear generating stations; PSEG Fossil, which develops, owns and operates domestic fossil generating stations and other non-nuclear generating stations; and PSEG ER&T, which

[12]	The BGSS contract continues year to year thereafter unless terminated by either party consistent with its terms.

markets the capacity and production of PSEG Fossil’s and PSEG Nuclear’s stations, manages the commodity price risks and market risks related to generation and markets electricity, capacity, ancillary services and natural gas products on a wholesale basis. PSEG Power also provides specialized maintenance, repair and plant engineering services on energy-related electro-mechanical equipment to its affiliates.
     PSEG Nuclear is an EWG and has an ownership interest in five nuclear generating units and operates three of them: the Salem Nuclear Generating Station, Units 1 and 2, located in New Jersey, each owned 57.41% by PSEG Nuclear and 42.59% by Exelon Generation; and the Hope Creek Nuclear Generating Station, located in New Jersey, which is 100% owned by PSEG Nuclear. Exelon Generation operates the Peach Bottom Atomic Power Station Units 2 and 3, located in Pennsylvania, each of which is 50% owned by PSEG Nuclear and 50% by Exelon Generation. PSEG Nuclear is subject to regulation by the FERC as to its wholesale electric sales and certain other aspects of its business. All of PSEG Nuclear’s generation assets are located in PJM. As explained below, it is contemplated that PSEG Nuclear will be merged into Exelon Generation.
     PSEG Fossil is an EWG and has direct interests in twelve generating stations in New Jersey and two in Pennsylvania. PSEG Fossil, together with Jersey Central Power and Light Company, is a co-licensee of the Yards Creek Pumped Storage Project, which has a FERC hydroelectric license (Project 2309). All of PSEG Fossil’s directly owned generating assets are located in PJM. PSEG Fossil has certain subsidiaries, that are also EWGs, that own generating stations in Connecticut, New York, Indiana and Ohio. PSEG Fossil is subject to regulation by the FERC as to its wholesale electric sales and certain other aspects of its business. As explained below, it is contemplated that PSEG Fossil will be merged into Exelon Generation and the subsidiaries owned by PSEG Fossil will be retained as direct subsidiaries of Exelon Generation.
     PSEG ER&T conducts energy trading operations and does not own any utility assets. PSEG ER&T is subject to regulation by the FERC as to its wholesale electric sales and certain other aspects of its business. As explained below, it is contemplated that PSEG ER&T will be merged into Exelon Generation.
     PSEG Holdings — PSEG Holdings has two principal subsidiaries: PSEG Resources, which invests primarily in energy-related, financial transactions, and PSEG Global, which invests in international generation and delivery businesses qualified as EWGs and FUCOs and domestic generation qualified as EWGs and QFs. 13
     PSEG Resources has investments in energy-related financial transactions and assets including leveraged leases, operating leases, leveraged buyout funds, limited partnerships and marketable securities. PSEG Resources also engages in demand side management services in New Jersey through its subsidiaries.
     PSEG Global, through various subsidiaries qualified as FUCOs and EWGs, has investments in electric generation, transmission and distribution facilities in selected international markets and through various subsidiaries qualified as EWGS and QFs, has investments in electric generation in selected domestic markets. PSEG Global’s domestic generation assets are located in California, Pennsylvania, Texas, New Hampshire and Hawaii.
     PSEG Services is a non-utility service company. As explained below, it is contemplated that PSEG Services will sell all of its assets to Exelon BSC, change its name, and remain as a subsidiary.

[13]	Neither PSEG Holdings nor any of its subsidiaries is a public utility company for purposes of the 1935 Act. PSEG Holdings and its subsidiaries are more fully described in Exhibit G-7.

     4. Capitalization of PSEG.
PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
CONDENSED CONSOLIDATED CAPITAL STRUCTURE
(Dollars in Millions)
As of December 31, 2004
Consolidated Capitalization

		Capital Structure
	Amount	Percentage
Common Equity (includes Retained Earnings of $2,425)	$5,739	29.03%

Preferred and Preference Stock	1,281	6.48%
Securitization Obligations	2,085	10.55%

Long-Term Debt	9,785	49.50%
Current Maturities of Long-Term Debt	240	1.21%

Total Long-Term Debt	10,025	50.71%

Short-Term Debt	638	3.23%

Total Capital Structure	$19,768	100.00%

* * * * *
     Additional information regarding PSEG and its subsidiary companies is set forth in the following documents, each of which has been previously filed with the Commission and is incorporated herein by reference:
(i) Annual Report on Form 10-K of PSEG (Commission File No. 001-09120), PSE&G (Commission File No. 001-00973), PSEG Power (Commission File No. 001-49614), PSEG Holdings (Commission File No. 000-32503) for the fiscal year ended December 31, 2004, filed with the Commission on March 1, 2005;
(ii) Quarterly Reports on Form 10-Q of PSEG (Commission File No. 001-09120), PSE&G (Commission File No. 001-00973), PSEG Power (Commission File No. 001-49614), PSEG Holdings (Commission File No. 000-32503) for the quarters ended March 31, 2005 and June 30, 2005;
(iii)The following Current Reports on Form 8-K of PSEG (Commission File No. 001-09120):

Description	Filing Date
Current report, item 8.01	9/14/05
Current report, item 7.01	9/07/05
Current report, item 8.01	9/06/05
Current report, item 8.01	8/31/05
Current report, item 8.01	8/31/05
Current report, item 8.01	8/15/05
Current report, item 7.01 and 9.01	8/05/05
Current report, item 2.02, 7.01, and 9.01	7/21/05
Current report, item 8.01 and 9.01	7/12/05
Current report, item 8.01 and 9.01	6/30/05
[Amend] Current report, item 5.02	6/30/05
Current report, item 7.01	6/28/05

Current report, item 2.03 and 9.01	6/10/05
Current report, item 1.01 and 9.01	6/07/05
Current report, item 7.01	5/18/05
Current report, item 8.01 and 9.01	5/13/05
Current report, item 8.01 and 9.01	5/10/05
Current report, item 7.01	5/09/05
Current report, item 5.02	4/27/05
Current report, item 2.02, 7.01, and 9.01	4/25/05
Current report, item 7.01	4/14/05
Current report, item 8.01	4/06/05
Current report, item 1.01 and 2.03	4/05/05
Current report, item 7.01	3/31/05
Current report, item 2.03	3/30/05
Current report, item 7.01	3/29/05
Current report, items 1.01 and 2.03	3/08/05
Current report, item 7.01	9/07/05
Current report, item 8.01	9/06/05
Current report, item 8.01	8/31/05
Current report, item 8.01	8/31/05
Current report, item 8.01	8/15/05
Current report, item 7.01 and 9.01	8/05/05
Current report, item 2.02, 7.01, and 9.01	7/21/05
Current report, item 8.01 and 9.01	7/12/05
Current report, item 8.01 and 9.01	6/30/05
[Amend] Current report, item 5.02	6/30/05
Current report, item 7.01	6/28/05
Current report, item 2.03 and 9.01	6/10/05
Current report, item 1.01 and 9.01	6/07/05
Current report, item 7.01	5/18/05
Current report, item 8.01 and 9.01	5/13/05
Current report, item 8.01 and 9.01	5/10/05
Current report, item 7.01	5/09/05
Current report, item 5.02	4/27/05
Current report, item 2.02, 7.01, and 9.01	4/25/05
Current report, item 7.01	4/14/05
Current report, item 8.01	4/06/05
Current report, item 1.01 and 2.03	4/05/05
Current report, item 7.01	3/31/05
Current report, item 2.03	3/30/05
Current report, item 7.01	3/29/05
Current report, items 1.01 and 2.03	3/08/05
Current report, item 8.01	3/07/05
Current report, item 5.02	2/25/05
(iv) Annual Report on Form U-3A-2 of PSEG for the fiscal year ended December 31, 2004, filed with the Commission on March 1, 2005; and
(v) Definitive joint proxy statement/prospectus, filed with the Commission pursuant to Rule 424(b)(3) on June 3, 2005 (File No. 333-122074).
     D. Principal Terms of the Merger Agreement
     The Merger Agreement provides for a business combination whereby PSEG will be merged with and into Exelon, with Exelon surviving. At the effective time of and as a result of the Merger, (i) each outstanding share of PSEG common stock will be converted into the right to receive 1.225 shares of Exelon common stock (the “Exchange Ratio”) and (ii) each share of Exelon common stock will remain outstanding. All outstanding PSEG stock options will be converted into options to purchase the number of shares of Exelon common stock determined by multiplying (a) the number of shares of PSEG common stock subject to such stock option immediately prior to the effective time by (b) the Exchange Ratio, at an exercise price per share of Exelon common stock equal to the exercise price per share of PSEG common stock under such stock option immediately prior to the effective time divided by the Exchange Ratio.
     Following the effective time of the Merger, the surviving corporation, which will be renamed Exelon Electric & Gas Corporation, will have an eighteen-member board of directors, which will include twelve Exelon directors and six new members nominated by PSEG. John W. Rowe, the current Chairman, President and Chief Executive Officer of Exelon, will become the President and Chief Executive Officer of the surviving corporation. E. James Ferland, the current Chairman, President and Chief Executive Officer of PSEG, will become the non-executive Chairman of the Board of the surviving corporation until his retirement on March 31, 2007, at which time Mr. Rowe will become Chairman of the surviving corporation.
     Exelon and PSEG have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) by PSEG not to (a) solicit proposals relating to alternative business combination transactions or (b) subject to certain exceptions, enter into discussions concerning alternative business combination transactions, (ii) by Exelon and PSEG to cause shareholder meetings to be held to consider approval of the Merger and related transactions, (iii) subject to PSEG’s right to terminate the Merger Agreement to accept a superior proposal (as described in the Merger Agreement), for the board of directors of PSEG to recommend adoption and approval by PSEG’s shareholders of the Merger Agreement and related transactions and (iv) for the board of directors of Exelon to recommend approval by Exelon’s shareholders of the issuance of shares of Exelon contemplated by the Merger Agreement subject to Exelon’s board of directors’ right to change its recommendation as required by its fiduciary duties.
     Consummation of the Merger is subject to various customary conditions, including the requisite approval by the shareholders of Exelon and PSEG, respectively, no legal impediment to the Merger, the receipt of required regulatory approvals, the absence of a material adverse effect on Exelon, PSEG or, prospectively, the surviving corporation and the absence of certain specified burdensome actions as a condition to the regulatory approvals for the Merger. The Merger Agreement contains certain termination rights for both Exelon and PSEG, and further provides that, upon termination of the Merger Agreement, a termination fee may be payable under specified circumstances including (i) if Exelon enters into a definitive agreement to be acquired, it must pay PSEG a termination fee of $400 million plus PSEG’s transaction expenses up to $40 million, (ii) if Exelon’s board of directors changes its recommendation, it must pay PSEG’s transactions expenses up to $40 million and (iii) if PSEG’s board of directors changes its recommendation or if PSEG enters into a definitive agreement for a superior proposal to be acquired it must pay Exelon a termination fee of $400 million plus Exelon’s transaction expenses up to $40 million.
     E. Accounting Treatment for the Merger
     The Merger will be accounted for as a purchase by Exelon under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of PSEG will be recorded, as of completion of the Merger, at their respective fair values and added to those of Exelon. The reported financial condition and results of operations of Exelon issued after completion of the Merger will reflect PSEG’s balances and results after completion of the Merger, but will not be restated retroactively to reflect the historical financial position or results of operations of PSEG. Following completion of the Merger, the earnings of the combined company will reflect purchase accounting adjustments, including changes to amortization and depreciation expense for acquired assets.
     F. Operation of the Combined System Post-Merger
     Following the Merger, ComEd, PECO and PSE&G (the “Retail Utility Subsidiaries”) will all be subsidiaries of Delivery and will operate their respective electric distribution systems, and PECO and

PSE&G will operate their respective gas distribution systems. The electric transmission systems of the Retail Utility Subsidiaries together with the Indiana Company will be interconnected through and subject to the functional control of a single operator, PJM. The Retail Utility Subsidiaries, the Indiana Company and Exelon Generation are referred to herein as the “Utility Subsidiaries.”
     A more detailed description of Exelon’s plans to integrate PSEG’s operations with those of its existing subsidiaries is set forth in Item 3.B.4.b, below.
     G. Exelon Generation Restructuring
     After obtaining any appropriate third-party consents, including consents of certain PSEG Power debt holders to certain amendments of PSEG Power debt agreements, the Applicants will undertake the Exelon Generation Restructuring such that PSEG Power and its direct subsidiaries PSEG Nuclear, PSEG Fossil and PSEG ER&T will all cease to exist as separate entities and will become part of Exelon Generation. The business functions of these former PSEG entities will become a part of their respective Exelon Generation business unit. The subsidiaries owned by these PSEG entities will be retained as direct subsidiaries of Exelon Generation, which will continue to be an electric utility company for purposes of the Act. It is contemplated that the Exelon Generation Restructuring will take place contemporaneously with the closing of the Merger. See Exhibits G-1, G-2 and G-3 hereto for diagrams of the pre-Merger and post-Merger corporate structures.
     It is anticipated that the current subsidiaries of PSEG Fossil that own and/or operate electric generation facilities will remain subsidiaries of Exelon Generation as EWGs. The Exelon Generation Restructuring will not result in any new “public utility” subsidiary of Exelon Generation.
     Applicants seek such approval as may be required for the Exelon Generation Restructuring. 14
     H. Generation Transactions
     1. Generation Divestiture — Overview
     The proposed Merger will increase the total capacity of generation resources owned or controlled by Exelon. To ensure that the combined company does not have market power in any relevant market, Exelon and PSEG have proposed the Mitigation Plan designed to address in full FERC’s requirements for competitive markets. As part of the plan, the companies have proposed the Generation Divestiture — to divest a number of coal, mid-merit, and peaking generating plants. The Mitigation Plan also provides for the transfer of control of the output of a portion of their baseload nuclear generating capacity.
     The final divestiture proposal made by Applicants and approved by FERC in the FERC Merger Order will result in Applicants divesting 6,600 MW of capacity. Of this, 4,000 MW will be physically divested fossil generation. Under the FERC Merger Order, Applicants are required to make a compliance filing to the FERC within 30 days of the completion of their physical divestiture, providing an analysis of the Merger’s effect on competition in energy and capacity markets, given actual plants and assets divested and the actual acquirers of the divested assets. If the analysis shows that the Merger’s harm to competition has not been sufficiently mitigated, Applicants must propose additional mitigation at that time. The

[14]	As explained more fully herein, the FERC has granted the necessary approvals related to the Exelon Generation Restructuring. The New Jersey Department of Environmental Protection (“NJDEP”) has determined that the Industrial Site Recovery Act (“ISRA”) does not apply to the Merger and its related corporate reorganizations including the Generation Restructuring. Filings have also been made with the Connecticut Siting Council (the “Siting Counsel”) and the Connecticut Department of Environmental Protection (“CDEP”) with respect to the implications of the Merger and the Generation Restructuring to the generating stations located in Connecticut and owned by a subsidiary of PSEG Fossil. The Siting Counsel has approved the Merger and CDEP approval will be sought closer to the expected time of the Merger (CDEP approvals are valid only for ninety days).

divestiture of the 4,000 MW contemplated in the FERC Merger Order plus any subsequent physical divestiture ordered by FERC as necessary additional mitigation is referred to herein as the Generation Divestiture.
     Rather than divest their nuclear baseload units, the Applicants have proposed, and the FERC has accepted, a “virtual divestiture” whereby they will divest, through sales of long-term firm energy rights, 2,600 MW of nuclear generating capacity in PJM East. Such “virtual divestiture” will take the form of FERC jurisdictional wholesale power transactions and will not constitute the disposition of “utility assets” within the meaning of the Act, therefore, no approval by the Commission is required for the virtual divestiture. 15
     Exhibit G-4 to the Application previously filed herein is a listing of generation facilities subject to divestiture as initially proposed by Exelon and PSEG (1,000 MW of peaking capacity and a total of 1,900 MW of mid-merit capacity of which 550 MW would be coal-fired). Subsequent to filing the Application, the proposed Generation Divestiture was expanded by an additional 1,100 MW for the total divestiture as approved in the FERC Merger Order of 6,600 MW as noted above and certain other generation facilities were added to the list subject to divestiture. See Exhibit G-4.1 for the final list of the facilities that may be subject to the Generation Divestiture.
     The FERC Merger Order requires Applicants to execute sales agreements and make appropriate filings at the FERC within twelve (12) months of the Closing of the Merger in order to impliment the Generation Divestiture. The Applicants intend to commence the divestiture process more quickly, but 12 months may be necessary to conduct a sales process, negotiate all necessary agreements and file for all necessary regulatory approvals.
     As explained more fully herein, the FERC has approved the Merger based upon, among other things, the Mitigation Plan and Applicants are asking the Commission to make the necessary findings to support relief pursuant to Section 1081 of the Code with respect to the Generation Transactions. None of the proposed mitigation, including the Generation Divestiture, would adversely affect the integration of the combined electric utility operations for purposes of the Act.
     Applicants propose to effect the Generation Divestiture pursuant to a voluntary plan under Section 11(e) of the Act. The Commission has consistently held that a plan under Section 11(e) of the Act may be found “necessary” if it provides an appropriate means to achieving results required by Section 11(b) of the Act . See, e.g., Northeast Utilities, Holding Co. Act Release No. 24908 (June 22, 1989) (approving a Section 11(e) plan to dispose of gas distribution system assets via a spin-off of common stock of a newly constituted holding company system). Under Section 11(e), the Commission shall approve a plan if it finds that:
•	the plan is fair and equitable to persons affected by the plan; and

•	the plan is necessary to carry out the provisions of Section 11(b).
In this matter, the Generation Divestiture has been found by the FERC to be necessary and in the public interest as the fundamental underpinning of the FERC Merger Order. Generation Divestiture has or will be an essential aspect of the effective performance by the FERC, of its regulatory role. The reduction in the size of the combined company’s generation fleet to reduce market power and so provide for the effectiveness of regulation is at the core of Section 11(b)’s “integrated public-utility system” mandate. Since the Generation Divestiture will be an essential aspect of the exercise of non-Commission regulatory oversight of the Merger, the Generation Divestiture has become an appropriate means of achieving the Section 11(b) mandate.

[15]	For further description of the virtual divestiture see Item 3.B.7.b below.

     2. Generation Transactions — Background
     Exelon Generation owns or controls all of the Exelon system’s generating assets including the electric generating units that are subject to being divested as part of the Generation Divestiture.
     PSEG Fossil is an “exempt wholesale generator” (“EWG”) under Section 32 of the Act and a wholly-owned subsidiary of PSEG Power. PSEG Fossil owns directly the electric generating units that are subject to being divested as part of the Generation Divestiture.
     3. Exelon Generation Restructuring
     After obtaining necessary approvals and third party consents, PSEG Power and PSEG Fossil will cease to exist as separate entities and will become part of Exelon Generation. Accordingly, the Generation Transactions will be specified in this Application on the assumption that the Exelon Generation Restructuring will precede the Divestiture Generation Restructuring and the Generation Divestiture.
     4. Divestiture Generation Restructuring
     In order to maximize the amount a buyer would be willing to pay for the Subject Assets, defined below, the Applicants are considering alternative options for effecting the disposition by sale of the electric generating units (or the entities that own such units) listed in Exhibit A (the “Subject Assets”), as required by the Generation Divestiture. Subsequent to the Merger but prior to the implementation of any of the options set forth below, Exelon would cause the owners of the Subject Assets (other than Exelon Generation) to transfer (pursuant to the “Consolidating Transfers”) the Subject Assets to Exelon Generation (the “Unit Owner”). Certain of the options would require internal restructurings to occur immediately prior to the disposition of the Subject Assets to the buyer that would change the ownership structure of the Subject Assets. The particular tax characteristics of the sale of a generating unit, including the buyer’s desired tax structure, would determine which option would be utilized. Because there are likely to be multiple buyers of the Subject Assets (each such buyer a “Third Party”), the Applicants may utilize a different disposition option for each Third Party (the disposition to each such Third Party is referred to herein as a “Divestiture Transaction”). The Subject Assets would be acquired pursuant to each Divestiture Transaction in exchange for cash or other consideration (the “Transfer Consideration”).
Option 1: the Unit Owner would sell the Subject Assets to the Third Party pursuant to the Divestiture Transaction in exchange for the Transfer Consideration.
Option 2: Subsidiary 1, an affiliate of Exelon (but not an affiliate which is otherwise an “electric utility company” or a “gas utility company” under the Act), would create a new, single purpose entity (a corporation, limited liability company or other appropriate entity) (an “SPC”) and fund the SPC with an amount of cash equal to the Transfer Consideration to be paid by the Third Party in the Divestiture Transaction. The SPC would then use this cash to purchase from the Unit Owner the Subject Assets desired by the Third Party. Subsidiary 1 would then sell all of the interests in the SPC to the Third Party in exchange for the Transfer Consideration.
Option 3: Subsidiary 2, a direct or indirect subsidiary of Exelon post-Merger (“Holding Sub”), would create an SPC (“NEWCO”). Holding Sub would be funded with an amount of cash equal to the Transfer Consideration to be paid by the Third Party in the Divestiture Transaction, and Holding Sub would transfer 1% of this cash to NEWCO. Holding Sub and the NEWCO would use this cash to purchase from the Unit Owner a 99% and 1% ownership interest, respectively, in the Subject Assets desired by the Third Party. Immediately thereafter, Holding Sub and NEWCO would contribute their interests in the Subject Assets to a second SPC organized as a limited liability company or limited partnership (the “OpCo”) and receive in exchange 99% and 1%, respectively, of the ownership interests in OpCo. Holding Sub would then sell to the Third Party, in exchange for the Transfer Consideration, 100% of the stock of NEWCO and its 99% ownership interest in OpCo (the other 1% of OpCo being held by NEWCO and thus indirectly transferred to the Third Party).

The particulars of the option selected for each Divestiture Transaction would be specified in the applicable Post-Merger FERC Compliance Filing. All of the steps outlined in Options 2 and 3 above (including the internal restructurings) could occur simultaneously. 17
     5. Summary of Relevant Provisions of the Internal Revenue Code
     Code section 1081(b)(1) provides for the nonrecognition of gain or loss from a sale or exchange of property made in obedience to a Commission order; however, gain will not be recognized only to the extent that it can be (and is) applied to reduce the basis of the transferor’s remaining assets as provided in Code section 1082(a)(2). In the event that the transferor receives “nonexempt property” in the exchange, 18 Code section 1081(b)(2) mandates that gain be recognized unless, within 24 months of the exchange, the transferor uses the nonexempt property to acquire property other than nonexempt property or invests the nonexempt property in accordance with that paragraph, and an order of the Commission recites that such expenditure or investment is necessary or appropriate to the integration or simplification of the transferor’s holding company system.
     Code section 1081(d) provides for the nonrecognition of gain or loss from certain intercompany transactions between members of the same system group if such transactions are made in obedience to a Commission order. System group is defined in Code section 1083(d) to include, as a general matter, corporations connected by common ownership with at least 90 percent of each class of stock of the corporations owned by other members of the system group.
     6. Section 1081 Recitals
     It is requested that the order of the Commission on this Application: (i) recite that the sale or disposition of generating units as part of the Generation Transactions is necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of section 11(b); and (ii) require post-Merger Exelon to take appropriate actions to cause its direct and indirect subsidiaries, as the case may be, to complete the Generation Divestiture as and when required in order to comply with the FERC Merger Order. 19
     In particular, Applicants request that the Commission include the following in its order:
     Each Consolidating Transfer is found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; and Exelon shall cause the entities that own the Subject Assets immediately after

[17]	Options 2 and 3, if used, entail inter-related transactions, which may also include additional interim steps necessary to achieve the desired tax results, all of which are transitory in nature and will have no lasting impact on the business or capital structure of Exelon. These inter-related transactions should, therefore, be disregarded. The purpose of the transactions, if they occur, would be to match the unrecognized gain from the sale of the related Subject Asset to certain subsidiaries of Exelon that have a sufficiently high tax basis on other classes of property such that the unrecognized gain can be fully absorbed by the basis reductions required by Code section 1082(a)(2).

[18]	The term “nonexempt property” is defined in Code section 1083(e) to include, among other things, cash and indebtedness of the transferor that is cancelled or assumed by the purchaser in the exchange.

[19]	The Commission has issued a number of orders making similar Section 1081-related tax recitals in connection with other divestitures in compliance with orders under Section 11(b)(1) of the Act in furtherance of voluntary Section 11(e) plans. See, e.g., Ameren Corp., Holding Company Act Release No. 27645 (January 29, 2003); KeySpan Corp., Holding Company Act Release No. 27541 (June 19, 2002); NiSource, Inc., Holding Company Act Release No. 27525 (April 29, 2002) and Progress Energy, Inc., Holding Company Act Release No. 27444 (Sept. 26, 2001).

the Merger (other than the Unit Owner) to transfer the Subject Assets to the Unit Owner in exchange for cash or other consideration in accordance with Section 1081(d) of the Code.
     Any Divestiture Transaction undertaken in the form described in Option 1 is found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; Exelon shall cause the Unit Owner to sell the Subject Assets that are to be disposed of in the Divestiture Transaction to the Third Party in exchange for the Transfer Consideration in accordance with Section 1081(b)(1) of the Code; and Exelon shall reinvest the sales proceeds within 24 months of the divestiture date in a manner that complies with Section 1081(b)(2) of the Code.
     Any Divestiture Transaction and all intercompany transactions preceding such Divestiture Transaction undertaken in the form described in Option 2 are found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; and Exelon shall cause the Unit Owner to sell the Subject Assets that are to be disposed of in the Divestiture Transaction to the SPC owned by Subsidiary 1 in exchange for the Transfer Consideration in accordance with Section 1081(d) of the Code.
     Any Divestiture Transaction and all intercompany transactions preceding such Divestiture Transaction undertaken in the form described in Option 3 are found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; Exelon shall cause the Unit Owner to sell 99% and 1% of the Subject Assets that are to be disposed of in the Divestiture Transaction to Holding Sub and NEWCO, respectively, in exchange for the Transfer Consideration in accordance with Section 1081(d) of the Code; Exelon shall cause Holding Sub to sell all of its interests in NEWCO and OpCo to the Third Party in exchange for the Transfer Consideration in accordance with Section 1081(b)(1) of the Code; and Exelon shall cause Holding Sub to reinvest the sales proceeds within 24 months of the divestiture date in a manner that complies with Section 1081(b)(2) of the Code.
     The foregoing request for Section 1081 recitals is subject to possible modification (to be detailed in an amendment to this Application) so that the subject “Divesture Transaction” encompasses all physical assets being disposed of by the Applicants in connection with obtaining Merger-related approvals.
     I. Affiliate Transactions
     1. Service Company Transactions
     Under the 2000 Merger Order, the Commission authorized Exelon to organize and capitalize Exelon BSC as a service company subsidiary, found that Exelon BSC was so organized and conducted, or to be conducted, as to meet the requirements of section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), and authorized Exelon BSC to provide ComEd, PECO and other companies in the Exelon system with administrative, management, engineering, construction, environmental, and other support services pursuant to a General Services Agreement. 20
     The 2000 Merger Order directed Exelon to file a post-effective amendment in File No. 70-9645 describing its accounting systems and cost allocation methodologies and requesting a supplemental order of the Commission. On October 1, 2001, Exelon filed Amendment No. 5 (Second Post-Effective) in File No. 70-9645.21 Thereafter, on October 31, 2003, Exelon submitted a 60-day letter that, as supplemented,

[20]	The form of General Services Agreement was filed as Exhibit B-2 to Amendment No. 3 in File No. 70-9645.

[21]	A copy of the Exelon Business Service Company Associate Transaction Procedures Manual (the “Manual”) dated October 1, 2001 was filed as Exhibit B-2.1 in File No. 70-9645. A revised copy of the Manual, which incorporated changes requested by the Commission, was provided to the Commission Staff in August of 2003. No supplemental order was ever issued, although Exelon has fully complied with the requirement to file the post-effective amendment. Therefore, Exelon requests, to the extent the Commission deems it necessary to make additional findings with respect to Exelon BSC, that it make those findings in the instant proceeding.

described certain proposed changes in allocation methods for “corporate governance costs,” and the reorganization of Energy Delivery Shared Services, a business unit of Exelon BSC that would begin to provide new services to ComEd and PECO effective January 1, 2004.22
     In connection with the Merger, PSEG Services will sell all of its assets to Exelon BSC, change its name and remain as a subsidiary. Post-Merger, Exelon BSC intends to add the former PSEG companies as client companies under the General Services Agreement and will provide to the new client companies the same administrative, management, and technical services that it now provides to Exelon system companies, utilizing the same work order procedures and the same methods of allocating costs that are specified in the General Services Agreement.23 In connection with the Transaction, certain employees of PSEG Services may be transferred to and become employees of Exelon BSC, which will be the sole subsidiary service company for the Exelon system.
     Exelon requests that the Commission find, to the extent required, that following the transactions described herein, Exelon BSC will continue to be organized and conducted in a manner to meet the requirements of Section 13(b) of the Act. Recognizing that it will take some time for conversion to Exelon BSC platforms of the work order procedures, cost capture and allocation processes of the portion of Exelon BSC that was formerly PSEG Services, Applicants request authority to delay the full implementation of all services and systems relative to the new PSEG clients until after February 8, 2006.
2.	Other Inter-Company Goods and Services At Cost

(a)	Incidental Services
     The 2000 Merger Order recognized that ComEd, PECO and Exelon Generation may provide services incidental to their utility businesses, such as infrastructure services and storm outage emergency repairs, to one another and other associate companies in accordance with rules 87, 90 and 91. In accordance with these rules also, a utility may provide certain goods, through a leasing arrangement or otherwise, to one or more associate companies, and may use certain assets for the benefit of one or more associate companies. Following the Merger, PSE&G also may provide these incidental services to, or receive these incidental services from, the other Exelon companies. PSE&G also may provide goods, through a leasing arrangement or otherwise, to one or more associate companies, and may use certain assets for the benefit of one or more associate companies.
(b)	Services Required for the Efficient Operation of Exelon Generation’s Businesses
     Under the 2000 Merger Order, the Commission authorized Exelon Generation and any future subsidiary of Exelon Generation and AmerGen Energy Company, LLC (“AmerGen”) to provide services at cost to each other as required for the efficient operation of the Exelon system generating facilities. Although Exelon Generation is an “electric utility company” under the Act, it is not subject to state rate regulation and has no “captive” customers. Following the Merger, as is the case now, Exelon Generation will own and operate generating facilities, engage in energy marketing and trading, and invest in and own exempt wholesale generators, intermediate companies and other permitted investments such as Rule 58 energy-related companies, all of which are operated as an integral part of its system generating facilities. Accordingly, Exelon Generation proposes that post-Merger it, and all of its current and future subsidiaries,

[22]	Under the 2000 Merger Order, Exelon BSC is required to give written notice to the Commission at least 60 days prior to implementing any change in the type and character of the companies receiving services, the methods of allocating costs to associate companies, or the scope or character of services to be rendered.

[23]	Exelon and PSE&G are seeking approval of the General Services Agreement from the NJBPU including the former PSEG subsidiaries, will provide services at cost to each other as required for the efficient operation of Exelon Generation’s businesses.
(c)	Services at the Interface between Generation and Transmission and Distribution
     Under the 2000 Merger Order, the Commission authorized Exelon Generation to render and receive services at cost from ComEd and PECO related to the interface — primarily switchyard facilities — between the generation function of Exelon Generation and the transmission and distribution functions of ComEd and PECO. Applicants request authorization for ComEd, PECO, PSE&G, Exelon Generation and its subsidiaries to render and receive the same types of services at cost, among each other following the Merger.
(d)	Exelon Generation Services in Connection with Supply of Electricity and Natural Gas
1.	Background
                    a. Scheduling Coordination Agreements. PSE&G is obligated to purchase electricity from certain QFs, is obligated to purchase electricity from certain EWGs under restructured former PURPA contracts, and receives an allocation of hydroelectric power from the St. Lawrence Power Project. Pursuant to a stipulation filed at the NJBPU, PSE&G is obligated to resell this power at wholesale into the PJM spot market. As PSE&G owns no generation and engages in no other wholesale energy transactions, it relies upon its affiliate PSEG ER&T to schedule these transactions on its behalf and to submit bids for capacity as directed by PSE&G. PSEG ER&T also fulfills certain billing and accounting functions with respect to such energy and capacity. These services are provided under two agreements (“Scheduling Coordination Agreements”) pursuant to which PSE&G receives the full PJM market value for the electricity. PSE&G either (i) pays PSEG ER&T a cost-based fee, or (ii) enables PSEG ER&T to receive a credit from PJM for capacity from the purchases described above against any emergency power it would otherwise have to pay for under the PJM Open Access Transmission Tariff. The Scheduling Coordination Agreements will be assumed by Exelon Generation by operation of law.
                    b. BGSS Gas Contract. PSEG ER&T provides full-requirements gas supply service to PSE&G pursuant to a contract approved by the NJBPU for the purpose of satisfying all of PSE&G’s retail gas service obligations (“BGSS Gas Contract”). As part of the transaction approved by the NJBPU, PSEG ER&T assumed the PSE&G entitlements under most of its gas transportation and storage contracts with interstate pipelines. In a few cases, the entitlements remained with PSE&G and PSEG ER&T administers the contracts as PSE&G’s agent. The BGSS Gas Contract will be assumed by Exelon Generation by operation of law.
2.	Exelon Generation Services in Connection with Supply of Electricity and Natural Gas.
     Under the 2000 Merger Order, the Commission authorized Exelon Generation to provide, at cost, supply planning services and assistance to ComEd and PECO and to assist the utilities in obtaining energy supply resources from unaffiliated sellers, in each case in connection with the utility’s unbundled retail sales and/or wholesale sales, to the extent that energy supply is not provided by Exelon Generation. The Retail Utility Subsidiaries might require assistance from Exelon Generation with respect to the procurement process for the procurement of energy for the utilities’ bundled as well as unbundled retail sales. For this reason, and also to allow Exelon Generation to provide any jurisdictional services currently provided by PSEG ER&T pursuant to the Scheduling Coordination Agreements and the BGSS Gas Contract, the Applicants request that the authorization obtained in the 2000 Merger Order be modified not only to include PSE&G, but also to relate to the Retail Utility Subsidiaries’ bundled retail sales, as well as unbundled retail sales and/or wholesale sales, of both electricity and natural gas. Thus, the Applicants request that the Commission authorize Exelon Generation to provide, at cost, supply planning services and assistance to the Retail Utility Subsidiaries and to assist the utilities in obtaining, or disposing of, energy supply resources from unaffiliated sellers, in each case in connection with the Retail Utility Subsidiaries’

bundled and unbundled retail sales and/or wholesale sales, to the extent that energy supply is not provided by Exelon Generation. 24
(e)	Modification of Intercompany Services Authorized by the 2000 Merger Order
     ComEd currently provides to and receives from affiliates certain services in accordance with an Affiliated Interests Agreement (“ComEd AIA”) approved by the ICC. PECO’s form of Mutual Services Agreement (“PECO MSA”) under which PECO provides and receives certain services from affiliates has been approved by the PAPUC.25 In connection with the Merger, PSE&G plans to enter into a Mutual Services Agreement (the “PSE&G MSA”) to govern affiliated interest transactions between PSE&G and its affiliates other than Exelon BSC as service provider.26 Such transactions would be executed at cost, consistent with Rules 90 and 91.
     The 2000 Merger Order approved, as part of the filing in File No. 70-9645, Exhibit B-3.3 (Part B), which listed then existing arrangements under the ComEd AIA, the PECO MSA, or individual contracts pursuant to which ComEd and PECO received or rendered services at other than cost. Those arrangements or contracts have all either concluded, or are being conducted currently at cost. Such Exhibit B-3.3 (Part A) listed those services expected to be provided by one Exelon (non-service) company to another company at cost. These services are reported in a semi-annual report of affiliate transactions. The report for the first six months of the year is filed under a Rule 24 certificate at the time of the filing of Exelon’s Rule 24 certificate for the second quarter. The report for the second six months of the year is filed as an attachment to Exelon BSC’s Report on Form U-13-60. Exelon proposes to modify the service providers and recipients under the types of services so described in the 2000 Merger Order so that each of ComEd, PECO, PSE&G and Exelon Generation may provide, at cost, the listed services to associate companies in the new Exelon system under the same conditions as currently apply to the Exelon system companies. 27
     In addition to the services authorized to be provided and received as described in such Exhibit B-3.3 as contemplated by the 2000 Merger Order, as modified herein, Applicants request authorization for the following additional services to be provided at cost. These services will also be subject to the aforementioned reporting requirements.
a)	PowerLabs Services to ComEd, PECO and PSE&G. Exelon Generation was authorized to provide Instrument Calibration services to PECO in Exhibit B-3.3. Since the time of the 2000 Merger Order, the department of Exelon Generation that performed those services has been placed in a separate first-tier Rule 58 subsidiary of Exelon Generation. The new company, which is called Exelon PowerLabs, LLC (“PowerLabs”), provides Instrument Calibration services at cost to Exelon Generation under the authority in the 2000 Merger Order permitting

[24]	The described services will be provided at cost, with the exception of some services under the Scheduling Coordination Agreements, which provide, as an alternate mechanism for PSE&G to compensate PSEG ER&T (Exelon Generation after the Exelon Generation Restructuring) for scheduling coordination services, for PSEG ER&T to receive a credit from PJM for capacity, all as described above.

[25]	The ComEd AIA and PECO MSA were filed as Exhibits B-3.1 and B-3.2, respectively, in File No. 70-9645.

[26]	Exelon and PSE&G are seeking approval of the PSE&G MSA from the NJBPU. The PSEG MSA is filed as Exhibit B-4 hereto.

[27]	Such services as described on Exhibit B-3.3 include: services provided by the Retail Utility Subsidiaries: regulatory and legislative services, call center, central mail, fleet services, real estate and facilities, distribution technical services, telephone overflow coverage, strategic marketing and sourcing, installation and maintenance of substation equipment, purchase of materials and logistics, metering equipment and rubber goods, customer services rep emergency training, environmental and lab services, training for electrical and fire; and services provided by Exelon Generation: instrument calibration, operation of Richmond Frequency Converters and synchronous condenser maintenance.

Exelon Generation and any future subsidiary of Exelon Generation to provide services at cost to each other as required for the efficient operation of the Exelon system generating facilities. PowerLabs also provides Instrument Calibration and other technical services at cost, pursuant to Rule 87(b)(1), to Exelon BSC, which passes them through, at cost, to ComEd and PECO. Applicants request that PowerLabs be authorized to provide Instrument Calibration and other technical services, (including component testing and failure analysis) at cost, directly to ComEd, PECO and PSE&G, in addition to Exelon Generation.

b)	Energy Efficiency Audit Services by the Retail Utility Subsidiaries to Other Exelon Companies. ComEd Technical Services performs site efficiency assessments, which review current energy use profiles and identify cost-savings opportunities (“Energy Efficiency Audit Services”). ComEd has provided a small volume of these services at cost to Exelon Generation and PECO under Rules 87, 90 and 91, as services incidental to its utility business. In anticipation that the volume of these services may grow over time, may be provided by the other Retail Utility Subsidiaries and may be useful to other Exelon system companies, the Applicants request the Retail Utility Subsidiaries be authorized to provide Energy Efficiency Audit Services to other companies in the Exelon system at cost.

c)	Exelon Generation Maintenance, Repair and Plant Engineering Services. PSEG Power provides a range of specialized maintenance, repair and plant engineering services on energy-related electro-mechanical equipment. PSEG Power provides these services to PSEG Fossil and its EWG subsidiaries, as well as to PSEG Nuclear, PSE&G and PSEG Services. PSEG Power charges its affiliates a blended hourly rate that recovers the fully allocated cost of providing these services. PSEG Power charges PSE&G approximately $3.4 million on an annual basis for the services it provides to PSE&G. PSEG Power charges PSEG Fossil’s EWG subsidiaries approximately $150,000 on an annual basis for the services it provides to these entities. After the Exelon Generation Restructuring, PSEG Power will be part of Exelon Generation. Thus, Applicants request authorization for Exelon Generation to provide these services, at cost, to other Exelon companies, including, but not limited to, PSE&G, Exelon BSC, ComEd and PECO.

d)	Peak Shaving Services. To facilitate PSEG ER&T’s provision of BGSS to PSE&G, PSE&G provides a peaking natural gas supply to PSEG ER&T from three Liquefied Propane Air (“LPA”) Plants and one Liquefied Natural Gas (“LNG”) Plant. The LPA and LNG peaking supplies are economical alternatives to gas supply contracts for very short periods of time. PSE&G charges PSEG ER&T for all labor, material and other costs that are required to operate and maintain the facilities along with a carrying cost for the return on and depreciation of the investment. PECO may enter into similar arrangements with Exelon Generation regarding similar gas peak facilities owned by it. Applicants request authorization for PSE&G to provide these peak shaving services to Exelon Generation, as successor to PSEG ER&T and for PECO to provide similar peak shaving services to Exelon Generation, in the event PECO enters into similar arrangements with Exelon Generation.

e)	The Indiana Company, a wholly-owned subsidiary of ComEd, is a public utility company. Its sole business is owning transmission assets in Indiana and providing transmission service pursuant to the FERC tariff of PJM. The Indiana Company has no retail customers. Because the Indiana Company has no employees, all services required to manage and operate the facilities of the Indiana Company are provided by either Exelon BSC or ComEd. Exelon BSC has broad authority to provide all services it currently provides to the Indiana Company. These include, but are not necessarily limited to, legal and cash management services. To date, ComEd has provided, at cost, incidental services in connection with operation and maintenance of the Indiana Company’s transmission assets, as well as various administrative and managerial services, including but not limited to accounting and tax. Since these services will continue to be provided to the Indiana Company, Applicants request that ComEd be authorized to provide operation and maintenance services and administrative and managerial services, at cost, to the Indiana Company on an ongoing basis.

     J. Issuance of Common Stock in the Merger
     Exelon requests approval to issue that number of shares of its common stock necessary to comply with its obligations under the Merger Agreement. Exelon expects that it will issue approximately 341 million shares of common stock to the former holders of PSEG common stock in the Merger. This includes approximately 14 million shares of common stock, or options on its common stock, that Exelon will be required to issue at the consummation of the Merger to satisfy the obligations under various PSEG stock option and employee benefit plans.
     Upon completion of the Merger, each outstanding option to purchase shares of PSEG common stock will be assumed by Exelon and substituted with an option to purchase shares of Exelon common stock, exercisable on generally the same terms and conditions that applied before the Merger. The number of shares of Exelon common stock subject to the substitute Exelon stock option will equal the number of shares of PSEG common stock subject to the PSEG stock option immediately prior to completion of the Merger, multiplied by the exchange ratio, rounded down to the nearest whole share. The per share exercise price of each substitute Exelon stock option will equal the exercise price of the PSEG stock option immediately prior to completion of the Merger divided by the exchange ratio, rounded up to the nearest whole cent. In addition, upon completion of the Merger, Exelon will assume all PSEG equity-based awards and substitute them with equity-based awards with respect to shares of Exelon common stock on generally the same terms and conditions that applied before completion of the Merger. The number of shares of Exelon common stock issuable under those awards, and the exercise prices for those awards, will be adjusted to take into account the exchange ratio (1.225) in the Merger.
     K. PSEG Indebtedness Assumed
     As a consequence of the Merger and the Exelon Generation Restructuring, all the existing consolidated indebtedness of PSEG will become consolidated indebtedness of Exelon. As the surviving entity in the Merger, Exelon will become the successor obligor on all outstanding indebtedness directly issued by PSEG. Further, subject to receipt of the appropriate consents, upon the Exelon Generation Restructuring, indebtedness and obligations of PSEG Power, PSEG Nuclear, PSEG Fossil and PSEG ER&T will become obligations of Exelon Generation. Prior to the closing of the Merger, PSEG Power’s debt holders will be solicited for consent to amendments to certain of its existing debt instruments to reflect the changes in credit profile and other circumstances that will result from the assumption by Exelon Generation of PSEG Power indebtedness. 28
     Exelon will not legally assume or become successor obligor on any outstanding indebtedness of PSEG system companies, except (as noted above) for PSEG indebtedness for which Exelon is successor obligor. Exelon may issue guaranties on behalf of former PSEG system companies subject to the limitations on guaranties contained in the 2004 Financing Order, modified as described below. Likewise, except for the obligations of PSEG Power, PSEG Nuclear, PSEG Fossil and PSEG ER&T for which Exelon Generation becomes successor obligor in the Generation Restructuring, Exelon Generation will not legally assume any outstanding indebtedness of any PSEG system company. Exelon Generation may issue guaranties on behalf of former PSEG system companies subject to the limitations on guaranties contained in the 2004 Financing Order, modified as described below.

[28]	For purposes of the Securities Act of 1933, the assumption by Exelon Generation of the obligations of PSEG Power which have been the subject of changed terms by reason of the consent solicitation may be considered the offering of new securities by Exelon Generation that requires registration on an S-4 Registration Statement. However, as a matter of corporate law, the intention is that Exelon Generation will become the successor obligor on the obligations, as amended, by operation of law in the Exelon Generation Restructuring.

     Filed herewith as Exhibit G-5 are descriptions of all outstanding indebtedness and obligations of PSEG that are expected to become consolidated indebtedness of Exelon following the Merger. 29 Filed as Exhibit G-6 is a description of all existing inter-company guaranties in the PSEG system that will remain in place following the Merger. 30
     Applicants seek approval to the extent required for the consolidation of indebtedness, or in the case of Exelon and Exelon Generation, becoming the successor obligor under the indebtedness, and continuation of inter-company guaranties, as described above. Applicants further request authority to continue existing financing arrangements, guarantees and hedging arrangements, as well as any transactions undertaken to extend the terms of or replace, refund or refinance existing obligations and the issuance of new obligations in exchange for existing obligations, provided in each case that the issuing entity’s total capitalization is not increased as a result of such financing transaction except as permitted by the 2004 Financing Order modified as discussed below.
     L. Modifications to 2004 Financing Order
     1. The 2004 Financing Order
     On April 1, 2004, Exelon received approval from the Commission in the 2004 Financing Order (Docket No. 70-10189) to engage in certain financing transactions. The 2004 Financing Order authorized, through April 15, 2007, certain financing transactions, including the issuance of common stock, preferred securities, equity-linked securities, long-term debt and short-term debt in an aggregate amount not to exceed $8.0 billion above the amount outstanding for Exelon and Exelon Generation at December 31, 2003, with no separate sublimit for short-term debt.31 The 2004 Financing Order also authorized the use of up to $4 billion of the proceeds of financings for investments in EWGs and FUCOs, and reserved jurisdiction over a request to use an additional $3 billion of the proceeds of financings for investments in EWGs and FUCOs.
     Because the 2004 Financing Order did not contemplate a transaction of the magnitude of the current Merger, Exelon is requesting, as noted in Item 1. J. above, approval for the issuance of its common stock in the Merger and related to stock options and employee plans. In addition, certain modifications to the 2004 Financing Order are necessary to accommodate the addition of the PSEG system into the Exelon system. Except for the issuance of common stock in the Merger and the specific modifications listed below, however, Exelon is not seeking any changes to the approvals granted in the 2004 Financing Order.
     In particular, Exelon is not proposing to increase the authorized amount of new financing it will be permitted above the existing authorized $8 billion. As noted in the 2004 Financing Order: “Applicants state that [the $8 billion External Limit] does not include the refunding or replacement of securities where capitalization is not increased from that in place at [a specified date]. Applicants state that any refunding or replacement of securities where capitalization is not increased from that in place at [the specified date] will

[29]	Applicants will update this exhibit to reflect changes that may occur prior to the issuance of an order in this proceeding.

[30]	In addition, Exelon will increase its consolidated indebtedness by approximately $3.2 billion as a result of the outstanding consolidated obligations of PSEG Holdings, the non-utility subsidiary of PSEG which will become a first tier subsidiary of Exelon. These obligations are included in the calculations of the pro forma post-Merger capitalization of Exelon. All such obligations would have been exempt from the requirement of Commission approval under Rule 52(b) if issued by a subsidiary of a registered holding company so no approval for their assumption is sought in this proceeding.

[31]	The 2004 Financing Order replaced the approval granted by the Commission in Docket No. 70-9693 to engage in certain financing transactions pursuant to orders dated November 2, 2000 (Holding Co. Act Release No. 35-27266) and December 8, 2000 (Holding Co. Act Release No. 35-27296) (collectively, the “2000 Orders”) that expired on March 31, 2004. The 2000 Orders had authorized up to $4.0 billion of financing.

be through the issuance of securities of the type authorized in [the 2004 Financing Order].” Applicants request that the base level of capitalization, against which the authorized increase of $8 billion will be measured, will be adjusted to be the pro forma capitalization of Exelon or Exelon Generation, as the case may be, as of the date of consummation of the Merger and Exelon Generation Restructuring.
     Exelon proposes that the 2004 Financing Order will remain in full force and effect except to the extent expressly modified by the Commission’s order in this matter. Except as specifically modified herein, all parameters, restrictions and conditions imposed in the 2004 Financing Order will remain in effect.
          2. Requested Modifications of 2004 Financing Order32
     Applicants seek approval for the following modifications to the 2004 Financing Order:
i.	The definition of “Utility Subsidiaries” under the 2004 Financing Order be amended to include PSE&G, and the definition of “Nonutility Subsidiaries” be amended to include all non-utility subsidiary companies of PSEG.[33]

ii.	The Utility Money Pool authority be amended to permit: (a) PSE&G to become a participant in the Utility Money Pool, with a participation limit for borrowing of $1 billion, and (b) Exelon Generation to borrow up to $1.5 billion (an increase from $1 billion) at any one time outstanding from the Utility Money Pool[34], and (c) PSEG Holdings to participate in the Utility Money Pool as a lender to, but not as a borrower from, the Utility Money Pool.

iii.	To authorize the establishment of a Nonutility Money Pool.[35]

iv.	To add authority, to the extent not exempt under Rule 52, for PSE&G to enter into Hedge Instruments and Anticipatory Hedges of the same type and under the same conditions as authorized under the 2004 Financing Order.

[32]	Capitalized terms used in this Item 1.L. and not otherwise defined herein shall have the meanings assigned to such terms in the 2004 Financing Order.

[33]	The authority under the 2004 Financing Order, as it relates to non-utilities, applies to “all other direct and indirect subsidiaries that Exelon may hereinafter form or acquire in accordance with a Commission order or otherwise in accordance with the Act or a rule promulgated thereunder.” By extending the authorizations of the 2004 Financing Order to the new, former PSEG, non-utility subsidiaries acquired in the Merger, such subsidiaries will be authorized, in each case subject to the restrictions and conditions of the 2004 Financing Order, inter alia to: (i) create and enter into transactions with Financing Subsidiaries, (ii) issue intra-system advances and guarantees, to the extent not exempt pursuant to Rules 45(b) and 52, to or on behalf of other Non-Utility Subsidiaries and others, (iii) benefit from the issuance by Exelon of guaranties approved by the 2004 Financing Order, (iv) participate in the Nonutility Money Pool, subject to the release of jurisdiction over the formation of the Nonutilty Money Pool as specified in the 2004 Financing Order, (v) pay dividends out of capital or unearned surplus, (vi) enter into Non-Exempt Non-Utility Guaranties (as defined in the 2004 Financing Order), and (vii) change the par value, or change between par value and no-par stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval.

[34]	The 2004 Financing Order authorized Unicom Investments, Inc. to participate in the Utility Money Pool as a lender only. Unicom Investments, Inc. has been reorganized and is now UII, LLC.

[35]	The Commission reserved jurisdiction over the establishment of a Nonutility Money Pool in the 2004 Financing Order.

v.	To add authority for Exelon to enter into guarantees to or on behalf of the PSEG companies, and PSE&G to enter into Non-Exempt Utility Guarantees, all under the terms and conditions authorized under the 2004 Financing Order.

vi.	To increase to $8 billion (from the current $6 billion) the aggregate authority for Exelon and Exelon Generation to issue guaranties.

vii.	To add authority for PSE&G to pay dividends out of capital to the extent of PSE&G’s retained earnings immediately prior to the Merger where such retained earnings are transferred to paid in capital in accordance with purchase accounting.

viii.	To add authority for Delivery to pay dividends out of capital to the extent of PSE&G’s retained earnings immediately prior to the Merger where such retained earnings are transferred to paid in capital in accordance with purchase accounting.

ix.	To add authority for Exelon Generation to pay dividends out of capital to the extent of the retained earnings of PSEG Power, PSEG Nuclear, PSEG Fossil and PSEG ER&T immediately prior to the Merger where such retained earnings are transferred to paid in capital in accordance with purchase accounting.

x.	To add authority for Ventures to pay dividends out of capital to the extent of the retained earnings of (A) PSEG Power, PSEG Nuclear, PSEG Fossil and PSEG ER&T immediately prior to the Merger where such retained earnings are transferred to paid in capital in accordance with purchase accounting and (B) PSEG Holdings immediately prior to the Merger where such retained earnings are transferred to paid in capital in accordance with purchase accounting in the event PSEG Holdings becomes a subsidiary of Ventures rather than a direct subsidiary of Exelon.[36]

xi.	To increase Exelon’s authority to pay dividends out of capital by the amount of PSEG’s retained earnings immediately prior to the Merger where such retained earnings are transferred to paid in capital in accordance with purchase accounting.[37]

xii.	To add authority for Exelon, Exelon Generation, Ventures, Delivery and PSE&G to declare and pay dividends out of current earnings before any deduction resulting from impairment of goodwill or other intangibles recognized as a result of the Merger.[38]

xiii.	To increase to 75 million shares (from 42 million shares approved by the 2004 Financing Order) the number of shares of Exelon common stock that may be issued, following the Merger, under Exelon’s dividend reinvestment plan, employee stock ownership plan, certain incentive compensation plans and certain other employee benefit plans, including PSEG plans assumed as part of the Merger, as described below (collectively, the “Plans”).

[36]	Such dividend authority is requested in the event that Exelon were to do an internal restructuring to move PSEG Holdings, a non-utility subsidiary to be a subsidiary of Ventures rather than as a direct first tier subsidiary of Exelon as is contemplated to be the structure immediately following the Merger. No further approval under the Act would be required for such a restructuring for PSEG Holdings under the authorization granted in Holding Co. Act Release No. 27545 (June 27, 2002).

[37]	This new approval will not affect the authority of ComEd and Exelon to pay dividends out of capital up to $500 million as approved in the 2004 Financing Order.

[38]	Applicants ask the Commission to reserve jurisdiction over this request pending completion of the record.

xiv.	To increase the amount of financing proceeds that may be used for investments in EWGs and FUCOs such that “aggregate investment” within the meaning of Rule 53 does not exceed $8.0 billion (an increase from $4 billion currently authorized).[39]

xv.	To provide that the base capitalization against which the limit of additional financing of $8 billion authorized in the 2004 Financing Order is measured shall be the pro forma capitalization of Exelon or Exelon Generation as the case may be, as of the date of consummation of the Merger and the Exelon Generation Restructuring. Financial information given herein as to the pro forma effect of the Merger is as of the date indicated and is illustrative only of the actual opening balance sheet of Exelon post-Merger that will be used for this purpose. As required under the 2004 Financing Order, all financing where capitalization is not increased from that in place at the Merger date will be through the issuance of securities of the type authorized in the 2004 Financing Order, modified as described herein, and subject to the Financing Parameters (as defined in the 2004 Financing Order).[40]

xvi.	To add authority for Exelon Generation to engage in tax-exempt financing pursuant to sale or lease transactions of its utility assets as described below
         3. Parameters for Financing Authorization.
     The proposed financing transactions will be subject to the Financing Parameters, as set forth in the 2004 Financing Order, without modification. Accordingly the limits on effective cost of money on financings, maturity, issuance expense and use of proceeds shall be unchanged. The 30% common equity condition shall apply to PSE&G as a “Utility Subsidiary.” 41 The 30% Condition will be unchanged for Exelon, ComEd, PECO and Exelon Generation. Finally, the Investment Grade Condition (as defined in the 2004 Financing Order) will apply to PSE&G to the extent it requires Commission approval for any securities issuance.42
         4. Filing of Certificates of Notification
     Exelon currently files quarterly reports in connection with the 2004 Financing Order. Applicants propose to continue to file Rule 24 certificates through February 8, 2006 containing the information required by the 2004 Financing

[39]	In the 2004 Financing Order, the Commission authorized up to $4 billion in File No. 70-10189.

[40]	The capitalization base for Exelon and Exelon Generation, respectively, will be measured according to the balance sheet prepared to reflect consummation of the Merger, by taking the post-Merger outstanding common stock or membership interests (excluding retained earnings), preferred and preference securities, long-term debt, short-term debt, current portion of long-term debt and securitization obligations, as applicable, of Exelon and Exelon Generation. Increases in capitalization through securities issuances of Exelon and Exelon Generation, as the case may be, will count towards the $8 billion limit; but increases in consolidated capitalization resulting from exempt securities issuances (such as issuances of state commission approved securities by the Retail Utility Subsidiaries) and increases to retained earnings will not reduce available financing. Retirement or redemption of securities or reductions in equity through stock buybacks by Exelon or Exelon Generation, as the case may be, in each case with available funds will correspondingly increase available financing.

[41]	Under the 2004 Financing Order, the consequence of failing to satisfy the 30% Condition when required is that the Applicant issuer would not be authorized to issue securities in a transaction subject to Commission approval except for securities which would result in an increase in such common equity percentages.

[42]	PSE&G receives approval from the NJPBU for all of its securities issuances, both long-term and short-term and, therefore, is not seeking Commission approval for any exempt securities issuances hereunder.

Order for the post-Merger Exelon system, including equivalent information relating to former PSEG system subsidiaries.
          5. Increase in Shares for Plans; New and Adopted Plans
     The 2004 Financing Order authorized Exelon to issue and/or acquire in open market transactions, or by some other method which complies with applicable law and Commission interpretations then in effect, up to 42 million shares of Exelon common stock (adjusted for a stock split) under Exelon’s dividend reinvestment plan, employee stock ownership plan, certain incentive compensation plans and certain other employee benefit plans. Such issuances are in addition to common stock that may be issued under the general financing authorization of $8 billion. Exelon proposes to increase the number of shares authorized for this purpose to 75 million to accommodate two new Exelon plans and the former PSEG plans that will become Exelon’s responsibility following the Merger. Exelon stock will be used, following the Merger, to satisfy requirements under the PSEG plans to provide common stock. These plans are summarized below.
     Exelon Corporation 2006 Long-Term Incentive Plan
     The purpose of the Exelon Corporation 2006 Long-Term Incentive Plan (the “Incentive Plan”) is to encourage designated key employees of Exelon and its subsidiaries to contribute materially to the growth of the company, thereby benefiting Exelon’s shareholders. The Incentive Plan authorizes the following types of grants singly, in combination or in tandem: non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and restricted stock units, including performance share awards and performance units.43
     Exelon Corporation Employee Stock Purchase Plan For Unincorporated Subsidiaries
     The purposes of the Exelon Corporation Employee Stock Purchase Plan For Unincorporated Subsidiaries (the “Purchase Plan”) are to provide employees of participating subsidiaries added incentive to remain employed and promote Exelon’s bests interests by permitting these employees to purchase shares of Exelon common stock at below-market prices through payroll deductions on substantially the same basis as employees who participate in Exelon’s qualified employee stock purchase plan.44
     Public Service Enterprise Group Incentive Plans
     The purposes of the Public Service Enterprise Group Incorporated 1989 Long-Term Incentive Plan (the “1989 Plan”), the Public Service Enterprise Group Incorporated 2001 Long-Term Incentive Plan (the “2001 Plan”), and the Public Service Enterprise Group Incorporated 2004 Long-Term Incentive Plan (the “2004 Plan,” and together with the 1989 Plan and 2001 Plan, the “PSEG Incentive Plans”) are to promote the growth and profitability of the company and its subsidiaries by enabling them to attract and retain the best available personnel for positions of substantial responsibility; to motivate participants, by means of appropriate incentives, to achieve long-range goals; to provide incentive compensation opportunities that are competitive with those of other similar companies; and to align participants’ interests with those of the company’s shareholders and thereby promote the long-term financial interest of the company and its subsidiaries, including the growth in value of the company’s equity and enhancement of long-term shareholder return. Outstanding, unexercised award grants under the 1989 Plan and the 2001 Plan are

[43]	The Incentive Plan is incorporated by reference to Annex H to Exelon’s Registration Statement on Form S-4 filed February 10, 2005 in File No. 333-122704, which is included as Exhibit C hereto.

[44]	The Purchase Plan is incorporated by reference to Annex I to Exelon’s Registration Statement on Form S-4 filed February 10, 2005 in File No. 333-122704, which is included as Exhibit C hereto.

nonqualified stock options. Award grants under the 2004 Plan may be stock options, stock appreciation rights, restricted stock, stock units, performance shares, cash awards or any combination thereof.45
     Public Service Enterprise Group Incorporated Stock Plan for Outside Directors (the “Directors’ Plan”) 46
     The Directors’ Plan provides annual grants (currently, 1,000 shares) of restricted stock to outside directors for service on PSEG’s Board of Directors. These shares of restricted stock vest upon the director’s retirement from the Board following his/her 70th birthday.
     Public Service Enterprise Group Incorporated Directors’ Compensation Program (the “Directors’ Compensation Program”) 47
     Under the Directors’ Compensation Program, one-half of each outside director’s annual retainer (the total amount of which is currently $50,000) is paid in shares of PSEG common stock.
     Public Service Enterprise Group Incorporated Deferred Compensation Program for Directors (the “Directors’ Deferred Plan”) 48
     PSEG outside directors who elect to defer a portion of their fees under the Directors’ Deferred Plan may elect to have all or a portion of the amounts deferred treated as if they were invested in PSEG common stock (“Phantom Stock”). Any shares distributed under the Directors’ Deferred Plan are purchased on the open market for that purpose.
     Public Service Enterprise Group Incorporated Employee Stock Purchase Plan (the “ESPP”) 49
     The ESPP allows all employees of PSEG and its participating subsidiaries to purchase shares of PSEG common stock through payroll deduction at a 5% discount from market price.
          6. Nonutility Money Pool
     In the 2004 Financing Order, the Commission noted that Exelon requested authority to establish the Nonutility Money Pool to be operated on the same terms and conditions as the Utility Money Pool, except that Exelon funds made available to the Money Pools would be made available to the Utility Money Pool first to the extent it is operated and needed and thereafter to the Nonutility Money Pool. None of the Utility Subsidiaries will be a participant in the Nonutility Money Pool, and no loans through the Nonutility

[45]	The 1989 Plan is incorporated by reference to Exhibit 10 to the PSEG Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 001-09120. The 2001 Plan is incorporated by reference to Exhibit 10a(7) to the PSEG Annual Report on Form 10-K for the year ended December 31, 2000, File No. 001-09120. The 2004 Plan is incorporated by reference to Exhibit 10a(21) to the PSEG Annual Report on Form 10-K for the year ended December 31, 2003, File No. 001-09120.

[46]	The Directors’ Plan is incorporated by reference to Exhibit 10a(17) to the PSEG Annual Report on Form 10-K for the year ended December 31, 2002, File No. 001-09120.

[47]	The Directors’ Compensation Program is incorporated by reference to Exhibit 10a(20) to the PSEG Annual Report on Form 10-K for the year ended December 31, 2002, File No. 001-09120.

[48]	The Directors’ Deferred Plan is incorporated by reference to Exhibit 10a(1) to the PSEG Annual Report on Form 10-K for the year ended December 31, 1999, File No. 001-09120.

[49]	The ESPP is incorporated by reference to the PSEG Registration Statement on Form S-8, No. 333-106330 filed on June 20, 2003.

Money Pool can be made to, and no borrowings through the Nonutility Money Pool can be made by, Exelon, Ventures or Delivery.50
     Furthermore, other Non-Utility Subsidiaries (i.e., Non-Utility Subsidiaries that are not currently anticipated to participate in the Non-Utility Money Pool and such that are acquired or formed in the future, collectively, “Other Non-Utility Subsidiaries”) may lend funds to and borrow from the Non-Utility Money Pool, when established, without the need for additional authority from the Commission. 51
          7. Exelon Generation Tax-Exempt Financing
     Exelon Generation may be able to incur lower financing costs by taking advantage of tax-exempt financing where a governmental entity, such as a county or a state authority or agency, issues securities and lends the proceeds to Exelon Generation or where Exelon Generation sells or leases an undivided interest in one or more of its generating facilities and related assets to the governmental entity and leases back or purchases the assets and operates such assets as before. Exelon Generation’s payments to the governmental entity under such arrangements will provide payments of principal, interest and any other amounts due under the bonds issued by the governmental entity. In connection with such transactions, Exelon Generation seeks approval for the sale, lease or other transfer and lease back, purchase or other operating arrangement of generating and related assets that constitute utility assets under the Act. Such sale, lease or other transfer and lease back, purchase or other operation arrangement would be solely for financing purposes and would not affect the operation of the assets. This request does not seek to increase the amount of authorized financing and any financing under this authority would have to come within the limits approved in the 2004 Financing Order, as it may be modified herein, but is solely to cover the technical disposition and acquisition of utility assets that is involved in this type of financing.52
          8. Pro Forma Financial Information
     Exelon is a financially sound company, and following the Merger will remain sound, with investment grade ratings from major rating agencies. The Exelon system’s ratings as of December 31, 2004 from Standard & Poor’s Corporation (“S&P”), Moody’s Investors Service (“Moody’s”) and Fitch Investors Service, Inc. (“Fitch”), as well as the ratings of PSE&G at that date, are set forth in the following table. Exelon expects that following the Merger, it will maintain investment grade ratings at Exelon and each of the Utility Subsidiaries with respect to each type of obligation rated. 53

Company and type of
rating		S&P	Moody’s	Fitch
Exelon
•	Corporate	A-	NR	NR

•	Unsecured	BBB+	Baa2	BBB+

•	Commercial Paper	A-2	P-2	F2

[50]	To the extent necessary, Applicants request that the Commission release jurisdiction over the formation of the Nonutility Money Pool.

[51]	See NiSource, Inc., Holding Co. Act Release No. 27789 (December 30, 2003).

[52]	The Commission has approved this type of financing on numerous occasions. E.g., Appalachian Power Co., Holding Co. Act Release No. 27283 (November 27, 2000).

[53]	The Indiana Company was created for historical reasons and does not currently have any publicly issued securities or securities ratings.

ComEd
•	Corporate	A-	NR	NR

•	Secured	A-	A3	A-

•	Unsecured	BBB+	Baa1	BBB+

•	Preferred Stock/ Trust Securities	BBB	Baa3	BBB

•	Commercial Paper	A-2	P-2	F2

•	Transitional Trust Notes [54]	AAA	Aaa	AAA

[54]	These are obligations of a special purpose subsidiary of ComEd.

\

Company and type of
rating		S&P	Moody’s	Fitch
PECO
•	Corporate	A-	NR	NR

•	Secured	A-	A2	A

•	Unsecured	BBB+	A3	A-

•	Preferred Stock	BBB	Baa2	BBB+

•	Trust Securities	BBB	Baa1	BBB+

•	Commercial Paper	A-2	P-1	F1

•	Transitional Trust Notes [55]	AAA	Aaa	AAA

Exelon Generation
•	Corporate	A-	Baa1	—

•	Unsecured	A-	Baa1	BBB+

•	Commercial Paper	A-2	P-2	F2

PSE&G
•	Corporate	BBB	NR	NR

•	Secured	A-	A3	A

•	Unsecured	BBB-	Baa1	A-

•	Preferred Stock	BB+	Baa3	BBB+

•	Commercial Paper	A-3	P-2	F-2

•	PSE&G Transition Funding Notes	AAA	Aaa	AAA

     NR=not rated
     Exelon also has a sound capital structure. At September 30, 2004, Exelon’s consolidated common equity as a percentage of consolidated capitalization was 40.18%. 56 Details regarding Exelon’s consolidated capitalization are shown in the table in Item 1.B.4. above. Following the Merger, Exelon will

[55]	These are obligations of a special purpose subsidiary of PECO.

[56]	Consolidated capitalization includes securitization obligations. If securitization obligations were excluded in the calculation, Exelon’s equity component of consolidated capitalization would be 50.10% at September 30, 2004.

continue to have sound capitalization. The following shows the pro forma post-Merger Exelon consolidated capitalization as of September 30, 2004.
EXELON CORPORATION
PRO FORMA CONDENSED CONSOLIDATED CAPITAL STRUCTURE
(Dollars in Millions)
As of September 30, 2004

	Exelon		Post-Merger Pro Forma
		Capital		Capital
		Structure		Structure
	Amount	Percentage	Amount	Percentage
Common Equity (includes Retained Earnings of $3,256)	$9,546	40.18%	$22,189	42.89%

Minority Interest	53	0.22%	53	0.10%
Preferred and Preference Stock	632	2.66%	1,913	3.70%
Securitization Obligations	4,978	20.95%	7,449	14.40%

Long-Term Debt	7,814	32.89%	18,250	35.27%
Current Maturities of Long-Term Debt	410	1.73%	901	1.74%

Total Long-Term Debt	8,224	34.62%	19,151	37.01%

Short-Term Debt	325	1.37%	985	1.90%

Total Capital Structure	$23,758	100.00%	$51,740	100.00%

     As part of the Exelon Generation Restructuring, PSEG Power, PSEG Nuclear, PSEG Fossil and PSEG ER&T will become a part of Exelon Generation, which will continue to have a strong capitalization following those transactions. As a result of the accounting for the Merger, however, the retained earnings of the PSEG subsidiaries combining with Exelon Generation will be eliminated. Accordingly, as noted above, Applicants request that Exelon Generation be authorized to pay dividends out of capital to the extent of the pre-Merger retained earnings of PSEG Power, PSEG Nuclear, PSEG Fossil and PSEG ER&T.

     The following shows the pro forma post-Merger Exelon Generation consolidated capitalization as of September 30, 2004.
EXELON GENERATION
PRO FORMA CONDENSED CONSOLIDATED CAPITAL STRUCTURE
(Dollars in Millions)
As of September 30, 2004

	Exelon Generation		Post-Merger Pro Forma
		Capital		Capital
		Structure		Structure
	Amount	Percentage	Amount	Percentage
Common Equity (includes Undistributed Earnings of $1,031)	$3,330	56.54%	$10,222	62.12%

Minority Interest	55	0.93%	55	0.33%

Long-Term Debt	2,444	41.49%	6,083	36.97%
Current Maturities of Long-Term Debt	61	1.04%	95	0.58%

Total Long-Term Debt	2,505	42.53	6,178	37.55%

Short-Term Debt

Total Capital Structure	$5,890	100.00%	$16,455	100.00%

     PSE&G has a sound capital structure, with capitalization at December 31, 2004 as follows:
PUBLIC SERVICE ELECTRIC AND GAS COMPANY
CONDENSED CONSOLIDATED CAPITAL STRUCTURE
(Dollars in Millions)
As of December 31, 2004
Consolidated Capitalization

		Capital Structure
	Amount	Percentage
Common Equity (includes Retained Earnings of $656)	$2,700	33.61%

Preferred and Preference Stock	80	1.00%
Securitization Obligations	2,085	25.96%

Long-Term Debt	2,938	36.57%
Current Maturities of Long-Term Debt	125	1.56%

Total Long-Term Debt	3,063	38.13%

Short-Term Debt	105	1.30%

Total Capital Structure	$8,033	100.00%

     The following shows the pro forma post-Merger PSE&G consolidated capitalization as of September 30, 2004.
PUBLIC SERVICE ELECTRIC AND GAS COMPANY
PRO FORMA CONDENSED CONSOLIDATED CAPITAL STRUCTURE
(Dollars in Millions)
As of September 30, 2004

	PSE&G		Post-Merger Pro Forma
		Capital		Capital
		Structure		Structure
	Amount	Percentage	Amount	Percentage
Common Equity (includes Retained Earnings of $592)	$2,637	31.85%	$6,000	50.04%

Preferred and Preference Stock	80	0.97%	80	0.67%
Securitization	2,124	25.65%	2,299	19.17%

Long-Term Debt	2,936	35.46%	3,053	25.46%
Current Maturities of Long-Term Debt	218	2.63%	273	2.28%

Total Long-Term Debt	3,154	38.09%	3,326	27.74%

Short-Term Debt	285	3.44%	285	2.38%

Total Capital Structure	$8,280	100.00%	$11,990	100.00%

Item 2. Fees, Commissions And Expenses.
     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Merger, including the solicitation of proxies, registration of securities of Exelon under the Securities Act of 1933, and other related matters, are estimated to be approximately $70 million, as discussed in Item 3.B.2.
Item 3. Applicable Statutory Provisions.
     A. Applicable Provisions.
     Sections 6(a), 7, 8, 9, 10, 11(b)(1), 11(e), 12, 13, 32 and 33 of the Act and the rules thereunder are considered applicable to the proposed transactions.
     To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.
     B. Section 10 of the Act.
     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     (i) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;
     (ii) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or
     (iii) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding-company system.
Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:
     (i) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or
     (ii) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.
     As set forth more fully below, the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.
          1. Section 10(b)(1).
     The standards of Section 10(b)(1) are satisfied because the proposed Merger will not “tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers.” By its nature, any merger results in new links between previously unrelated companies. The Commission has recognized, however, that such interlocking relationships are permissible in the interest of efficiencies and economies. See Northeast Utilities, 50 S.E.C. 427, 443 (1990), as modified, 50 S.E.C. 511 (1991), aff’d sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (finding that interlocking relationships are necessary to integrate the two merging entities). The links that will be established as a result of the Merger are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing uneconomical combinations.57 In contrast, the Merger will achieve various operating synergies. Among other things, the PSEG subsidiaries will enter into contractual arrangements with other Exelon system companies under which various administrative and management services will be provided. Because substantial benefits will accrue to the public, investors and consumers from the affiliation of Exelon and PSEG, whatever interlocking relationships may arise from the combination are not detrimental.
     Under the Section 10(b)(1) concentration of control test, the Commission “considers various factors, including the size of the resulting system and the competitive effects of the acquisition.” Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993), request for reconsideration denied, Holding Co. Act Release No. 26037 (Apr. 28, 1994), remanded sub nom. Cajun Elec. Power Coop. Inc. v. SEC, 1994 WL 704047 (D.C. Cir. Nov. 16, 1994) on remand, Entergy Corp., Holding Co. Act Release No. 26410 (Nov. 17, 1995) (citations omitted). These factors are discussed below.

[57]	See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected “when the growth and extension of holding companies bears no relation to the economy of management and operation or the integration and coordination of related operating properties . . .”).

               (a) Size.
     As the Commission has recognized, Section 10(b)(1) does not “impose any precise limits on holding company growth.” American Electric Power Company, Inc., 46 S.E.C. 1299, 1307 (1978) (“AEP”). The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system as it relates to the efficiencies and economies that can be achieved through the integration and coordination of the new system’s utility operations. Entergy, supra (rejecting “conclusory assertions that the combined systems would be too large to satisfy [Section 10(b)(1)]” and finding that merger created a “large system, but not one that exceeds the economies of scale of current electrical generation and transmission technology.”). Section 10(b)(1) allows the Commission to “exercise its best judgment as to the maximum size of a holding company in a particular area, considering the state of the art and the area or region affected.” AEP, supra. The Merger will not create a “huge, complex and irrational system” but, rather, will afford the opportunity to achieve economies of scale and efficiencies for the benefit of investors and consumers.
     Post-Merger, Exelon will serve approximately 7 million electric customers and 2 million gas customers located primarily in three states. As of September 30, 2004, the combined consolidated assets of Exelon and PSEG totaled approximately $81 billion and, for the nine months ended September 30, 2004, combined consolidated operating revenues totaled approximately $19 billion. As of December 31, 2004, the combined owned generating capacity of Exelon and PSEG was approximately 40,363 MW.
     The following table shows Exelon’s relative size as compared to other registered systems in terms of assets, operating revenues and customers: 58

			U.S. Electric
	Total Assets	Operating Revenues	Customers
System	($ Millions)	($ Millions)	(Thousands)
E.ON AG	140,897	58,405	1,208

National Grid Transco plc	57,021	12,531	3,750

Dominion Resources Inc.	44,186	12,078	3,900

American Electric Power Co. Inc.	36,743	14,545	5,013

Southern Company	35,045	11,251	4,136

Exelon (pro forma)	80,865	25,863 [59]	7,300

     In AEP, the Commission noted that, although the framers of the Act were concerned about “the evils of bigness, they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations... [and] [t]hey wished to preserve these opportunities.” AEP, 46 S.E.C. at 1309. By virtue of the Merger, Exelon will be in a position to realize precisely these types of benefits. Among other things, the Merger is expected to yield operating cost savings, corporate and administrative savings and purchasing savings, among others. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.B.5 below.

[58]	Data derived from U.S. Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered under the Public Utility Holding Company Act of 1935 as of June 1, 2004 (data provided is as of December 31, 2003); Exelon data from Unaudited Pro Forma Combined Condensed Financial Statements included in S-4 Registration Statement filed as Exhibit C hereto.

[59]	Nine months ended September 30, 2004, Post-Merger Pro Forma annualized.

     Nevertheless, the Generation Divestiture will reduce the size of the post-Merger Exelon by 6,600 MW further supporting the conclusion that the Generation Divestiture is necessary to establish that the Merger complies with the standards of the Act for purposes of making the findings necessary to satisfy Section 1081 of the Code.
               (b) Concentration of Control.
     The Commission’s analysis under Section 10(b)(1) also includes a consideration of federal antitrust policies.
     The proposed Merger will increase the total capacity of generation resources owned or controlled by Exelon. To ensure that the combined company does not have market power in any relevant market, Exelon and PSEG have proposed a comprehensive market power mitigation plan designed to address in full FERC’s requirements for competitive markets. As part of the plan, the companies have proposed the Generation Divestiture as described in Item 1.H above.
     The potential competitive concerns are being considered by other regulators, including the FERC and the Department of Justice. On July 1, 2005, the FERC issued the FERC Merger Order. In authorizing the Merger, the FERC began by stating that the FERC Merger Order “benefits customers because it ensures that the transaction [i.e., the Merger as proposed], which includes mitigation of market effects through very substantial divestiture of generation, is consistent with the public interest as required by section 203 of the Federal Power Act.” Among other things, the FERC Merger Order accepted the Mitigation Plan albeit subject to possible further enhancement:
[A]t the end of the divestiture process Applicants must make a compliance filing in this docket and we will review the results to be sure that concentration in the affected markets is close to pre-merger levels. If the analysis shows that the merger’s harm to competition has not been sufficiently mitigated, we will require additional mitigation at that time (FERC Merger Order, paragraph 128.)
     Pursuant to the HSR Act, Exelon and PSEG have filed with the Antitrust Division Premerger Notification and Report Forms. See 16 C.F.R. Parts 801 through 803. The HSR Act prohibits consummation of the Merger until the statutory waiting period has expired or been terminated. The United States Department of Justice (“DOJ”) is continuing its review of potential market power issues associated with the Merger. The Applicants have responded to all outstanding DOJ requests for information.
     In these circumstances, the Commission has found, and the courts have agreed, that it is appropriate for the Commission to look to the FERC’s expertise in operating issues, in determining that the standards of Section 10(b)(1) are met. In this regard, the Court of Appeals for the D.C. Circuit has found:
[W]hen the SEC and another regulatory agency both have jurisdiction over a particular transaction, the SEC may “watchfully defer[]” to the proceedings held before — and the result reached by — that other agency.
Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1341-42 (D.C. 1999), citing City of Holyoke Gas & Electric Department v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (dismissing challenge to order approving merger that asserted Commission could not rely on FERC and state review of competitive effects). Consistent with the foregoing, the Division in its 1995 Report on the Regulation of Public Utility Holding Companies (the “1995 Report”) recommended that “the SEC avoid duplicative review of acquisitions and, where possible, defer to the work of other regulators in reviewing acquisitions.” 1995 Report at 66.
     Madison Gas and City of Holyoke provide that the Commission has an obligation under section 10(b(1) to ensure that a merger will not have possible anti-competitive effects. The Commission may not approve a merger that would result in unmitigated anti-competitive effects. The Commission has recognized that FERC has greater expertise with “operations issues” and is better capable of crafting mitigation conditions that will alleviate the risk of anti-competitive results from a merger. Northeast

Utilities, Holding Co, Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff’d sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992). This recognition of and deferral to FERC expertise has been expressly approved by the courts in Madison Gas and City Holyoke. Thus, the Commission “watchfully defers” to the FERC and, in effect, imposes the same conditions to its approval of a merger as does FERC. The Commission need not institute duplicate proceedings to reach the same result that FERC has already reached.
     Since FERC has ruled that the Merger would not satisfy anti-competitive concerns without the Generation Divestiture, the Commission may (and should) come to the same conclusion and find that it cannot approve the Merger without the Generation Divestiture, including any subsequent divestiture ordered by FERC as described above. Thus, the Commission should condition its order in the case, as it conditioned its order in Northeast Utilities, Holding Co. Act Release No 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (Mar. 15, 1991), aff’d sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992), on a requirement that Applicants must, under the Act, complete the Generation Divesture in accordance with the FERC Merger Order and any subsequent order of FERC. Because the Generation Divestiture is thus necessary under the Act, it is appropriate for the Commission to make the Code Section 1081 findings described herein.
          2. Section 10(b)(2).
     Section 10(b)(2) of the Act precludes approval of an acquisition if the consideration to be paid in connection with the Merger, including all fees, commissions and other remuneration, is “not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired.” The Commission has found “persuasive evidence” that the standards of Section 10(b)(2) are satisfied where, as here, the agreed upon consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, supported by an opinion of a financial advisor. See Entergy Corp., 51 S.E.C. 869, 879 (1993); Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988).
     The consideration paid in the Merger is reasonable for several reasons.
     First, the former PSEG shareholders will hold about 32% and the Exelon shareholders will hold approximately 68% of the shares of Exelon following the Merger.
     Second, as explained in the joint proxy statement/prospectus (included in Exhibit C hereto) (the “Joint Proxy Statement”), the historical price data for Exelon and PSEG common stock provide support for the consideration of 1.225 shares of Exelon common stock for each share of PSEG common stock.
     Third, the merger consideration is the product of extensive and vigorous arm’s-length negotiations between Exelon and PSEG. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. This process is described in “Background of the Merger” in the Joint Proxy Statement. As recognized by the Commission in Ohio Power Co., Holding Co. Act Release No. 16753 (June 8, 1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.
     Fourth, nationally recognized independent investment bankers have reviewed extensive information concerning Exelon and PSEG, analyzed the merger consideration employing a variety of valuation methodologies, and ultimately opined that the merger consideration is fair to the respective holders of Exelon common stock and PSEG common stock. The investment bankers’ analyses are described in detail and their opinions are included in full in the Joint Proxy Statement. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met.
     Finally, the share issuance has been submitted for approval by the Exelon shareholders and the Merger for approval by the PSEG shareholders, providing additional assurance that the prices paid are reasonable.

     Another consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Merger. Exelon believes that the Merger costs will be reasonable and fair in light of the size and complexity of the proposed Merger, and that the anticipated benefits of the Merger to the public, investors and consumers. See, e.g., Entergy Corp., 51 S.E.C. at 881, n. 63 (fees and expenses of $38 million, representing approximately 2% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired); and American Electric Power Company, Inc., Holding Company Act Release No. 27186 (June 14, 2000) at n. 40 (total fees, commissions and expenses of approximately $72.7 million, representing 1.1% of the value of the total consideration paid by American Electric Power to the shareholders of Central and South West Corp.).
     The total expenses of the Merger are approximately $70 million ($41 million for Exelon and $55 million for PSEG) which constitute about one half of one percent of the value of the consideration paid by Exelon in the Merger. 60
     Pursuant to an engagement letter dated October 26, 2004, Exelon has agreed to pay JPMorgan a fee of $15 million in consideration for its services as financial advisor, $5 million of which was paid following the public announcement of the execution of the Merger Agreement, $5 million of which was payable upon approval of the issuance of shares of Exelon common stock as contemplated by the Merger Agreement by Exelon shareholders and $5 million of which was payable upon completion of the Merger. Pursuant to an engagement letter dated November 5, 2004, Exelon has agreed to pay Lehman Brothers a fee of $15 million in consideration for its services as financial advisor, $5 million of which was due upon the public announcement of the execution of the Merger Agreement, $5 million of which was payable upon approval of the issuance of shares of Exelon common stock as contemplated by the Merger Agreement by Exelon shareholders and $5 million of which is payable upon completion of the Merger.
     Pursuant to an engagement letter dated November 8, 2004, PSEG has agreed to pay Morgan Stanley a fee of $20 million in consideration for its services as financial advisor, $5 million of which was paid following the public announcement of the execution of the Merger Agreement, $5 million of which was payable upon PSEG shareholder approval of the Merger Agreement and $10 million of which is payable upon completion of the Merger.
          3. Section 10(b)(3).
     Section 10(b)(3) requires the Commission to determine whether the Merger will “unduly complicate the capital structure” or be “detrimental to the public interest or the interest of investors or consumers or the proper functioning” of the Exelon system.
     The capital structure of the Exelon system will not change materially as a result of the Merger. In the Merger, Exelon will acquire 100% of the issued and outstanding common stock of PSE&G. Hence, the Merger will not create any publicly-held minority stock interest in the voting securities of any public utility company. The outstanding debt securities and preferred stock of PSE&G will also remain as outstanding obligations of PSE&G and will not be recourse to Exelon or any other company in the Exelon system.
     The capital structures of Exelon and PSEG and the pro forma consolidated capital structure of Exelon are set forth in Item 1 hereof.
     As those tables show, Exelon’s pro forma consolidated common equity to total capitalization ratio of 42.89% will comfortably exceed the “traditionally acceptable 30% level.” See Northeast Utilities, 50

[60]	The value of the consideration, $12,629 million, is taken from the pro forma financial statements in the Joint Proxy Statement.

S.E.C. at 440, n. 47. Common equity as a percentage of capitalization of each of the Utility Subsidiaries, other than PECO, is and will remain well over 30%.61
     Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the combined Exelon system. The proposed combination of Exelon and PSEG is entirely consistent with the proper functioning of a registered holding company system. Exelon’s and PSEG’s electric utility operations are contiguous and interconnected and will be operated as a single interconnected and coordinated electric utility system following the Merger. Likewise, Exelon’s existing gas utility operations and PSE&G’s gas operations, which serve Pennsylvania and New Jersey, will be an integrated gas utility system as described infra following the Merger.
     The Merger will result in substantial, and otherwise unavailable, savings and benefits to the public and to consumers and investors of both companies. Moreover, the Merger is subject to review by the PAPUC and the NJBPU, as well as the FERC, and notice has been given to the ICC, all of which ensures that the interests of customers will be adequately protected. For these reasons, Exelon believes that the Merger will be in the public interest and the interest of investors and consumers and will not be detrimental to the proper functioning of the resulting holding company system.
          4. Section 10(c)(1).
               (a) The Merger Will be Lawful Under Section 8.
     Section 10(c)(1) first requires that the Merger be lawful under Section 8. That section was intended to prevent holding companies, by the use of separate subsidiaries, from circumventing state restrictions on common ownership of gas and electric operations. The Merger will not result in any new situation of common ownership of so-called “combination” systems within a given state. PSE&G already provides electric and gas service in overlapping areas of New Jersey. Moreover, the NJBPU has jurisdiction over the Merger. Accordingly, the Merger does not raise any issue under Section 8.
               (b) The Merger Will Not be Detrimental to Carrying Out the Provisions of Section 11.
     Section 10(c)(1) also requires that the Merger not be “detrimental to the carrying out of the provisions of section 11.” Section 11(b)(1), in turn, directs the Commission generally to limit a registered holding company “to a single integrated public utility system,” either electric or gas. An exception to this requirement, as discussed below, is provided in Section 11(b)(1)(A) — (C) (the “ABC clauses”), which permits a registered holding company to retain one or more additional (i.e., secondary) integrated public utility systems if the system satisfies the criteria of the ABC clauses.
     In the 2000 Merger Order, the Commission determined that Exelon’s primary system, comprised of the electric utility facilities of ComEd and PECO, constitutes an integrated electric utility system; and that the gas utility properties of PECO constitute an integrated gas utility system that is retainable under the standards of the ABC clauses. At issue in this proceeding is whether Exelon’s acquisition of PSE&G, which operates as both an electric and gas utility in New Jersey, will result in a system that is “detrimental to the carrying out of the provisions of section 11.”

[61]	As noted in the 2004 Financing Order, PECO has common equity of less than 30% when including securitization and the effects of a “receivable contribution” (as described in File No. 70-10189) but Exelon anticipates that PECO’s common equity ratio will continue to improve and that PECO will reach a level of common equity of at least 30% of capitalization by December 31, 2010 (at which time all securitization bonds are expected to be retired and therefore will not be a consideration in the calculation). At December 31, 2004, PECO’s common equity was 21% of total capitalization calculated in accordance with GAAP and was 66% excluding securitization and the effects of the receivable contribution.

     As explained more fully below, the combination of the electric utility operations of the Utility Subsidiaries will result in a single, integrated electric utility system. In addition, the combination of PSE&G’s gas utility properties with those of PECO will comprise an integrated gas utility system that may be retained by Exelon as an additional system under the ABC clauses of Section 11(b)(1).
     These standards are addressed below.
          (i) Integration of Electric Operations.
     The threshold question is whether the electric utility properties of the Utility Subsidiaries will form a single “integrated public utility system,” which, as applied to electric utility companies, is defined in Section 2(a)(29)(A) to mean:
a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.
The Commission has interpreted this provision to establish four separate requirements for integration, as applied to an electric system: physical interconnection; coordination; limitation to a single area or region; and no impairment of localized management, efficient operation, and the effectiveness of regulation. See National Rural Electric Cooperative Association v. Securities and Exchange Commission, 276 F.3d 609 at 611 (D.C. Cir. 2002). The combined electric utility operations will satisfy each of these tests.
               A. Interconnection
     The first requirement for an integrated electric utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be “physically interconnected or capable of physical interconnection.” As found by the Commission in the PJM Order, “electric properties within PJM are physically interconnected through PJM.” In addition, the electric facilities and retail service areas of PSE&G and the Exelon Utility Subsidiaries are adjacent and their facilities are interconnected at numerous points (see Exhibit E-1). Under traditional analysis, this fact alone satisfies the interconnection requirement. See e.g., Energy East, Holding Company Act Release No. 27546 (June 27, 2002).
               B. Coordination.
     Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system “to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs.” See, e.g., Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998), citing The North American Company, 11 S.E.C. 194, 242 (1942), aff’d, 133 F.2d 148 (2d Cir. 1943), aff’d on constitutional issues, 327 U.S. 686 (1946). The Commission has noted that, through this standard, “Congress intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another.” See Cities Service Co., 14 S.E.C. 28 at 55 (1943). Traditionally, the most obvious indicia of “coordinated operations” was the ability to jointly dispatch all system generating units automatically on an economic basis in order to achieve the lowest overall cost of electricity. As noted in the PJM Order, the facilities of PJM members are subject to the control of a single operator, PJM: “As the single control operator, PJM exercises functional control, including centralized dispatch of generation, over a contiguous, interconnected electric transmission system that encompasses the operations of its members, including PECO and ComEd.” Of course, PSE&G is also a member of PJM and accordingly the analysis of the PJM Order applies equally to the post-Merger Exelon system.

     Under Section 2(a)(29)(A), the Commission must also find that the resulting interconnected and coordinated system may be “economically operated.” This calls for a determination that coordinated operation of the combined company’s facilities is likely to produce economies and efficiencies. The question of whether a combined system will be economically operated under Section 10(c)(2) and Section 2(a)(29)(A) was addressed by the U.S. Court of Appeals in Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999). In that case, the court determined that in analyzing whether a system will be economically coordinated, the focus must be on whether the acquisition “as a whole” will “tend toward efficiency and economy.” Id. at 1341. As discussed below, the Merger will meet this standard.
     In short, all aspects of the combined system will be centrally directed and efficiently planned and coordinated. As with other utility combinations approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system as demonstrated by the variety of means through which its operations will be coordinated and the efficiencies and economies expected to be realized by the proposed Merger.
               C. Single Area or Region.
     As required by Section 2(a)(29)(A), the electric utility operations of Exelon following the Merger will be confined to a “single area or region in one or more States,” all within PJM. See, e.g., Pepco Holding, Inc., Holding Co. Act Release No. 27553 (July 24, 2002) (“the high degree of operational coordination and energy trading that occurs within the PJM RTO demonstrate that the mid-Atlantic U.S. is a single area or region in both operational and economic terms”). The Commission should find, based on the PJM Order and the facts presented herein, that the territories of ComEd, PECO and PSE&G also constitute a “single area or region in both operational and economic terms.”
               D. Size.
     The final clause of Section 2(a)(29)(A) requires the Commission to look to the size of the combined system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. In the instant matter, these standards are easily met.
     Size — A core concept in the definition of an “integrated public-utility system” is that a system not be “so large as to impair (considering the state of the art and the area or region affected) ... the effectiveness of regulation,” section 2(a)(29)(A). As explained in greater detail in the FERC Merger proceedings, the Merger would, absent mitigation measures, raise significant market power issues. Market power is the ability of a firm to profitably maintain prices above competitive levels for a significant period of time. An undue concentration of market power could impair “effective regulation” by FERC and the states. Market power analysis of a merger proposal examines whether or not a merger would cause either a material increase in the merging firms’ market power or a significant reduction in the competitiveness of relevant markets. The focus of such analysis is on the effects of the merger, which means that the merger analysis examines the business areas in which the merging firms are competitors. This is referred to as the “horizontal market power assessment.” Under FERC procedures and policies for analyzing and assessing horizontal market power , the focus is on market share (measured in controlled megawatts) as a percentage of total in-market megawatts. In its Revised Filing Requirements, the FERC established an analytic approach (the so-called Appendix A screen analysis) to the assessment of market power impacts from proposed public utility mergers. Exelon and PSEG have proposed the Generation Divestiture as a means of mitigating the market power effects of the Merger.
     Mitigation of anti-competitive effects on the efficient operation of energy markets is a central goal of energy regulatory initiatives by both federal and state regulators (including Illinois, Pennsylvania and New Jersey). In the context of the proposed Merger, the Generation Divestiture is targeted to enhance (and not just leave unimpaired) the effectiveness of regulation. The FERC Merger Order created the possibility of additional divestitures in the event that, notwithstanding the Generation Divestiture, the FERC determines that market power issues continue to exist. Whether it is the Generation Divestiture alone, or the Generation Divestiture followed by further FERC-ordered divestitures, the purpose and effect of the divestiture will be to “right-size” the generation fleet of the combined companies to enhance the effectiveness of regulation as required by Section 11(b)(1) . The Commission can, and should, condition its approval of the Merger on Applicants’ compliance with the FERC Merger Order and any subsequent divestitures ordered by FERC in order to comply with market power issues in consequence of the Merger .62
     Localized Management — Although PSE&G will necessarily come under new holding company management as a result of the Merger, it will continue to exist as a separate legal entity. PSE&G will continue to be headquartered in Newark, and the utility will continue to operate through regional offices with local service centers and line crews available to respond to customers’ needs.
     This operational structure, which is similar to that currently in place at ComEd and PECO, will permit the local, district and regional management teams of PSE&G to budget for operation of the electric distribution system and to schedule work forces in order to provide the same (or better) quality of service to customers of PSE&G. In short, PSE&G will continue to be managed on a day-to-day basis at a local level, particularly in areas that must be responsive to local needs. Accordingly, the advantages of localized management will not be impaired.
     Efficient Operation — As discussed below in the analysis of Section 10(c)(2), the Merger will result in greater economies and efficiencies. Operations will be more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices and closer coordination of system-wide matters.
     Effective Regulation — The Merger will not impair the effectiveness of regulation at either the state or federal level. PSE&G will continue to be regulated by the NJBPU with respect to retail rates, service, securities issuances and other matters, and by FERC with respect to interstate electric sales for resale and transmission services.
          (ii) Integration of Gas Operations.
     The gas utility properties of PSE&G, when added to those owned by PECO, will form an “integrated gas utility system,” which is defined in Section 2(a)(29)(B) to mean:
a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region. 63
Thus, the definition of an integrated gas utility system has three distinct parts, each of which will be satisfied in this case.
               A. Coordination.
     In order to find coordination among the gas utility companies in the same holding company system, the Commission has historically focused primarily on the operating economies that may be effectuated through coordinated management of gas supply portfolios (i.e., gas purchase arrangements,

[62]	Cf. Northeast Utilities, Holding Co. Act Release No. 25273 (March 15, 1991) (conditioning Commisison approval upon receipt of final FERC order under Section 203 of the Federal Power Act).

[63]	In the alternative, the Commission could find that each of the PECO and PSE&G gas systems is an “integrated public-utility system” and that the PSE&G gas operations are a retainable additional system under the standards of Section 11.

transportation agreements, and storage assets), the access of the gas utility companies in the same holding company system to common market and supply-area hubs, the functional merger of separate gas supply departments under common management, and sharing of data management software systems. See NIPSCO Industries, Inc., 53 S.E.C. 1296 at 1306-1309 (1999); New Century Enterprises, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000).
     As discussed further in Item 2.B.5, below, Applicants state that the Merger will produce significant benefits to the public, investors and consumers. Applicants expect that the Merger will enable them to take advantage of future strategic opportunities in the increasingly competitive and rapidly evolving markets for energy and energy services in the United States. In particular, Applicants believe that the combined companies will be better positioned to take advantage of operating economies and efficiencies. Although PECO and PSE&G will continue to conduct their gas distribution operations through their respective corporate entities, and do not currently plan to combine gas supply operations, the systems nonetheless will be operated as a single coordinated system.
     In 2004, Exelon BSC reorganized and expanded its Energy Delivery Shared Services (“EDSS”) business unit. EDSS now houses employees who provide executive or centralized management services to ComEd and PECO (but not to Exelon, Exelon Generation or Enterprises), or whose duties include performing work on both ComEd and PECO projects. At that time, each of the major operating areas of the utilities assumed a new consolidated structure, with a single management team overseeing both ComEd and PECO functions. This structure focuses on the standardization of electric utility processes across both companies and the achievement of synergies through consolidation of common functions. Numerous operational and administrative and general functions overseen by EDSS management are applied at PECO across both electric and gas operations. These include policies and practices, training and methods, contractor and supply management, call center dispatch, financial planning and accounting services, construction services and vehicle services, among others. Applicants expect that post-Merger, this model will be expanded to include PSE&G’s gas as well as electric utility operations. Thus, EDSS will house employees who will perform work on behalf of both the PECO and the PSE&G gas systems. In this way, EDSS will coordinate the management of the two gas systems in areas such as executive services, asset management, customer service and marketing services, support services and business operations. With respect to business operations, as the PSE&G and PECO gas systems share many common features, (e.g. percentage of cast iron, steel and plastic pipes that make up the infrastructure) coordination can also be achieved by the use of common Supervisory Control and Data Acquisition (“SCADA”) approaches and monitoring of pressures and flows at all of the points at which PSE&G and PECO take gas off the interstate pipeline systems; the use of common system design standards and criteria, the development of common material specifications to improve procurement processes and reduce costs and sharing of best work practices and the use of a common work management system. Further, PSE&G and PECO’s systems are both subject to the same federal standards with respect to construction, operation and maintenance which results in opportunities for further coordination and efficiencies.
     With regard to natural gas service itself, a significant amount of the gas distributed by PECO and PSE&G is purchased from the same supply basins in Texas and Louisiana, and is transported on the Texas Eastern and Transcontinental pipelines, and is stored in common storage areas owned by those and other pipelines (e.g. Dominion, Equitrans). These common portfolio resources should bring long-term benefits to the companies’ customers. Moreover, as the dynamics and structure of the natural gas industry continue to change, the marketplace will create even more options for the companies to create value through coordination of their respective gas supply portfolios.64
               B. Single Area or Region.

[64]	Although PSEG ER&T currently procures the natural gas supply and manages pipeline capacity and gas storage services for the PSE&G gas system, and PECO performs these functions itself, as noted above, the source of supply, pipelines and location of storage for the two systems overlap to a large extent.

     The combined gas system of PECO and PSE&G will also be confined to a single area or region in New Jersey and southeastern Pennsylvania.
               C. Size.
     For the same reasons given above in connection with the discussion of impacts of the Merger on the combined electric system, localized management, efficient operation, and the effectiveness of regulation will not be impaired by the resulting size of the integrated gas utility system.
          (iii) Retention of Combined Gas System.
     As indicated, under the “ABC clauses” of Section 11(b)(1), a registered holding company can own “one or more” additional integrated public utility systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system “cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system,” (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is “not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.”
               A. Loss of Economies.
     Clause A requires a showing that each additional integrated system (in this case, the integrated gas utility system formed by combining the operations of PECO and PSE&G) cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by a holding company of such system. Historically, the Commission has considered four ratios as a “guide” to determining whether lost economies would be “substantial” under Section 11(b)(1)(A). Specifically, the Commission has considered the estimated loss of economies expressed in terms of the ratio of increased expenses to the system’s total operating revenues, operating revenue deductions, gross income and net income. See Engineers Public Service Co., 12 SEC 41 (1942), rev’d on other grounds and remanded, 138 F. 2d 936 (DC Cir. 1943), vacated as moot, 332 US 788 (1947) (“Engineers”), and New England Electric System, 41 S.E.C. 888, 893 — 899 (1964). In Engineers, the Commission suggested that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income, and 42.46% loss of net income would afford an “impressive basis for finding a loss of substantial economies” associated with a divestiture. 12 SEC at 59. More recently, the Commission has indicated that it will no longer require a comparison of resulting loss ratios to those in earlier cases. See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000), fn. 40.
     In its early decisions, the Commission considered the increases in operational expenses that were anticipated upon divestiture, but also took into account, as offsetting benefits, the significant competitive advantages that were perceived to flow from a separation of gas and electric operations. The Commission’s assumption was that a combination of gas and electric operations is typically disadvantageous to the gas operations and, hence, the public interest and the interests of investors and consumers would be benefited by a separation of gas from the electric operations. In more recent cases, however, the Commission has recognized that the historical ratios may not provide an adequate indication of the substantial loss of economies that may occur by forcing a separation of electric and gas. Specifically, beginning with its decision in New Century Energies, Inc., 53 S.E.C. 54 (1997), the Commission took notice of the changing circumstances in today’s electric and gas industries, notably the increasing convergence of the electric and gas industries. The Commission concluded that, “in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs.” 53 S.E.C. at 76. This view was repeated in subsequent cases, including the 2000 Merger Order and WPL Holdings, Inc., 53 S.E.C. 501 (1997). The Commission has also recognized that revenue enhancement opportunities and other benefits likely to be realized from a “convergence” merger would be diminished or lost if the Commission forced a divestiture of the additional system. See SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000); and Northeast Utilities, Holding Co. Act Release No. 27127 (Jan. 31, 2000).

     The Commission in the 2000 Merger Order found that the PECO gas utility operations constituted a permissible additional integrated public utility system.
     The Applicants have commissioned a study that analyzes the lost economies that the combined gas utility operations would suffer if Exelon could not retain them (the “Gas Study”). 65 Among other things, divestiture of the gas operations would cause consumers to forfeit the cost-saving benefits that they may obtain from Exelon’s ability to offer a complete package of energy products and services.
     The 2000 Merger Order noted the Commission’s policy determination that “significant economies and competitive advantages inure in the ownership of both gas and electric operations.”66 Besides the loss of these inherent economies, other substantial economies would be lost by the separation of the gas operations from the Exelon electric system. These lost economies would include decreased efficiencies from separate meter reading, meter testing and billing operations; expenses for duplicative customer service operations; plus a loss of savings due to the inability to exploit synergies in areas such as facilities maintenance, emergency work coordination and other administrative operations. A final consideration is that the electric and gas operations of PSE&G have long been under its control. The Merger will not alter the status quo with respect to these operations.67 Further, the Merger will be subject to review by the PAPUC, which has jurisdiction over PECO, and the NJBPU, which has jurisdiction over PSE&G.
               B. Same State or Adjoining States.
     The proposed Merger does not raise any issue under Section 11(b)(1)(B) of the Act, as the gas utility properties are located and operate exclusively in adjoining states, Pennsylvania and New Jersey. Thus, the requirement that each additional system be located in one State or adjoining States is satisfied. 68
               C. Size.
     Further, retention of the combined gas utility business does not raise any issues under Section 11(b)(1)(C) of the Act. 69 The combination of both electric and gas utility systems under the control of a single holding company will be “not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.” As the Commission has recognized, the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, non-localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued ownership of the combined gas system by Exelon is not too large.
     As of December 31, 2004, and giving effect to the Merger, the combined gas utility operations would represent only about 11% of Exelon’s post-Merger gross utility plant, and only about 14% of Exelon’s post-Merger net operating revenues.

[65]	See Exhibit G-9 hereto. The study also analyzes the effects of divestiture if the PSE&G gas operations were treated as a separate integrated public-utility system.

[66]	2000 Merger Order, citing WPL Holdings, Inc., Holding Co. Act Release No. 26856 (Apr. 14, 1998), aff’d, Madison Gas and Electric Co. v. SEC, 972 F.2d 358 (D.C. Cir. 1992); TUC Holding Co., Holding Co. Act Release No. 26749 (Aug. 1, 1997); and New Century Energies, Inc., 53 S.E.C. 54 (1997).

[67]	See New Century Energies, Inc., 53 S.E.C. 54 (1997).

[68]	This standard would similarly be satisfied if the PSE&G gas operations were treated as a separate integrated public-utility system.

[69]	This standard would similarly be satisfied if the PSE&G gas operations were treated as a separate integrated public-utility system.

     The local operations of PSE&G will continue to be handled from PSE&G’s local operations centers, with supplemental support provided by other Exelon system companies with personnel and other resources in close proximity. Thus, the advantages of localized management will be preserved.
          (iv) Retention of PSEG’s Non-Utility Interests.
     Section 11(b)(1) permits a registered holding company to retain “such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system.” The Commission has historically interpreted this provision to require an operating or “functional” relationship between the non-utility activity and the system’s core utility business. See, e.g. Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), aff’d, 444 F.2d 913 (D.C. Cir. 1971); United Light and Railways Co., 35 S.E.C. 516 (1954); CSW Credit, Inc., 51 S.E.C. 984 (Mar. 2, 1994); and Jersey Central Power and Light Co., Holding Co. Act Release No. 24348 (Mar. 18, 1987).
     In addition, the Commission has permitted new registered holding companies to retain passive investments which, although not meeting the functional relationship test, could nevertheless be acquired under the standards of Section 9(c)(3) of the Act.
     Exhibit G-7 lists and describes those non-utility businesses conducted by PSEG and its subsidiary companies. As a result of the Merger, those non-utility businesses and interests will become businesses and interests of Exelon. Except as discussed therein, these non-utility interests are fully retainable by Exelon under the Act.
     In previous matters, including the 2000 Merger Order, the Commission determined it was appropriate to exclude from the computation of “aggregate investment” for purposes of Rule 58 investments made at a time the company was not part of a registered holding company system.70 See also New Century Energies, supra. In this matter as well, Applicants ask the Commission to confirm that pre-existing investments by PSEG and its subsidiaries in “energy-related companies” prior to the effective date of Rule 58 will not count in the calculation of the 15% limitation for purposes of the safe harbor under Rule 58.
          (v) Post-Merger Corporate Structure: The Intermediate Holding Company
     Section 11(b)(2) of the Act requires the Commission to ensure that “the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of the holding company system.” Section 11(b)(2) also directs the Commission to require each registered system company “to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company,” in other words, to eliminate “great-grandfather” holding companies.
     Post-Merger, there will be one instance of a “great-grandfather” holding company, the continued existence of which the Commission approved in the 2000 Merger Order. Exelon, through Delivery, owns substantially all of the outstanding common stock of ComEd (see note 7) which, in turn, is a holding company for the Indiana Company. The Indiana Company has no retail customers and owns only transmission facilities with a depreciated book value at December 31, 2004 of only $7.4 million. The operation of the Indiana Company’s transmission facilities is subject to the control of PJM. Accordingly, the Indiana Company has virtually no business operations with outside third parties. As noted in the 2000 Merger Order:

[70]	The safe harbor under Rule 58 is available so long as, among other things, a registered holding company’s “aggregate investment” in “energy-related companies” does not exceed 15% of the consolidated capitalization of the registered holding company.

We do not believe in any event that the proposed corporate structure of the Exelon system implicates the abuses that section 11(b)(2) of the Act was intended to prevent. These abuses, facilitated by the pyramiding of holding company groups, involved the diffusion of control and the creation of different classes of debt or stock with unequal voting rights. Those abuses are not at issue in this matter.
With respect to the Delivery chain, only the presence of the Indiana Company raises an issue under section 11(b)(2). The Indiana Company has no retail customers and holds only a very small amount of transmission assets directly related to the distribution business of ComEd. . . . [T]he Indiana Company has been in existence for decades and federal and state regulators have perceived no abuses in the arrangement.
We think that it is appropriate to “look through” the intermediate holding companies (or to treat them as a single company) for purposes of the analysis under section 11(b)(2) of the Act. Accordingly, we do not find it necessary to require the elimination of the intermediate holding companies to ensure that the corporate structure of the Exelon system or continued existence of any system company “does not unduly or unnecessarily complicate the structure” of the Exelon system.
          5. Section 10(c)(2).
     The Merger will “serve the public interest by tending toward the economical and efficient development of an integrated public utility system,” and therefore will satisfy the requirements of Section 10(c)(2) of the Act.
     The proposed Merger will create the nation’s premier utility company, with over seven million electric customers and two million gas customers in three states. By sharing resources and best practices, the proposed Merger will enhance operations across the Exelon system and strengthen Exelon’s ability post-Merger to provide cost-effective, safe and reliable service. The Merger will result in numerous economies and efficiencies within the meaning of the Act:
•	Increased Scale and Scope; Diversification. The combined company will have increased scale and scope in both energy delivery and generation. In addition, the combined company is expected to have greater diversification and balance in its energy delivery business and generation portfolio. This increased scale, scope and diversification is expected to result in improved service and reliability. With respect to the energy delivery business, the combined company will have three urban utility franchises with service areas encompassing more than 18 million people. The combined company also will have a large gas distribution portfolio to complement its electric distribution business. The combined generation portfolio will be more balanced in terms of geography, fuel mix, dispatch and load-servicing capacity.

•	Commitment to Competition. Exelon and PSEG have been staunch advocates for competitive retail and wholesale markets in electricity and gas. This shared vision will allow the new company to be even more active in the promotion of competitive markets and the development of energy-related services. In addition, New Jersey, Pennsylvania and Illinois all have passed legislation bringing competition to the electric industry, and are in varying phases of the transition to full competition. The regulatory knowledge and experience of each company will enhance the merged company’s ability to manage the transition to competition for the benefit of both customers and shareholders.

•	Improved Nuclear Operations. Given Exelon’s strong, successful performance in running the nation’s largest nuclear fleet, the Applicants expect to realize improved stability, higher capacity utilization rates and lower costs from combining nuclear operations under one management. Higher capacity utilization rates means that the Applicants would be producing more energy from their nuclear fleet that can be sold in the wholesale markets, which should have a procompetitive effect in the wholesale energy markets located in the PJM region where the Applicants are located. This in turn should be beneficial to the Applicants’ retail customers as well as to retail customers throughout the PJM region. Increasing nuclear output will have a small but significant tendency to lower wholesale prices. This is because increasing the amount of energy at “the bottom of the stack” will in at least some hours lower the PJM marginal cost. All else being equal, therefore, this should lower Locational Marginal Prices (“LMP”), particularly in PJM East.
•	Anticipated Financial Strength and Flexibility. The diversification of the energy delivery and generation portfolios of the combined company should result in a more stable cash flow, with approximately half of the combined company’s earnings and cash flow coming from the three regulated utilities and approximately half coming from the unregulated generation business.

•	Sharing of Best Practices. The Merger will combine companies with complementary areas of expertise; Exelon’s expertise in generation operations and PSEG’s expertise in transmission and distribution operations.

•	Substantial Synergies. Exelon and PSEG have estimated synergies from the Merger to be approximately $400 million pre-tax in the first full year after closing, growing to approximately $500 million pre-tax annually in the second full year, excluding out-of-pocket costs to achieve and transaction costs. Approximately 85% of these synergies are cost related and 15% are based on increased production at PSEG’s nuclear plants. These cost savings and productivity improvements will result from a consolidation of the proven capabilities of both companies, including implementing certain practices and processes that have been successful in achieving cost reductions since the 2000 merger of Unicom Corporation and PECO. Savings are expected to come from the elimination of duplicative activities in corporate and administrative operations, marketing and trading operations, as well as fossil, nuclear and utility management functions; improved operating efficiencies in nuclear operations; efficiencies and savings generated from consolidation of corporate programs and information technology platforms; and supply chain benefits realized from improved sourcing efficiencies.
     Although some of the anticipated economies and efficiencies will be fully realized only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, 46 S.E.C. at 1320 — 1321. Some potential benefits cannot be precisely estimated; nevertheless, they too are entitled to be considered. As the Commission has observed, "[s]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.” Centerior Energy Corp., 49 S.E.C. at 480.
          6. Section 10(f).
     Section 10(f) provides that:
The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.
     As previously indicated, the Merger is subject to review by or notice to each of the affected state regulators. The Commission may condition it approval on compliance by Applicants with the terms of subsequently issued state commission orders. See Entergy Corporation, Holding Co. Act Release No. 25952 (Dec. 17, 1993) (Commission approval conditioned upon issuance of final state order). Accord City of Holyoke v. SEC., 972 F.2d 358 (D.C. Cir. 1992). See Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1341-42 (D.C. 1999).

     C. Rules 53 and 54.
     The 2004 Financing Order authorizes Exelon to engage in financings for the purposes of investing in EWGs and FUCOs so long as the aggregate investment in EWGs and FUCOs does not exceed $4 billion. The 2004 Financing Order reserves jurisdiction over a request to engage in an additional $3 billion in EWG and FUCO-related financing transactions. Exelon requests the Commission authorize it to engage in financings in connection with the Merger and post-Merger for the purposes of investing in EWGs and FUCOs so long as the aggregate investment in EWGs and FUCOs does not exceed $8.0 billion.
     In support of this request, Exelon presents the following.
          1. Rule 53 Generally
     Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.
     As of December 31, 2004, the consolidated amount of Exelon’s aggregate investment in EWGs and FUCOs (as that term is defined in Rule 53) was $2.2 billion, which is in excess of 50% of Exelon’s average consolidated retained earnings (calculated as required by Rule 53) of $3.0 billion as of that date. As a result of the sale of Sithe Energies, Inc. (“Sithe”) on January 31, 2005, Exelon’s aggregate investment in EWGs decreased to approximately $1.4 billion. In the 2004 Financing Order, the Commission authorized Exelon to enter into financing transactions in respect of an “aggregate investment” in EWGs and FUCOs of up to $4 billion and reserved jurisdiction over the remainder of Exelon’s $7.0 billion request. It is anticipated that, as a result of the Merger, Exelon’s aggregate investment in EWGs and FUCOs will be approximately $6.5 billion.71 Accordingly, Exelon requests that the Commission approve an aggregate investment limit of $8.0 billion.
     Exelon satisfies all of the requirements of Rule 53(a) except for clause (1) thereof. None of the conditions specified in Rule 53(b) is, or is expected to be, applicable.72 For the reasons that follow, the proposed increased aggregate investment:
(1) Will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and
(2) Will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.
Rule 53(c).
     As described in Item 1.L.5, because of the accounting for the Merger under GAAP, the retained earnings of Exelon post-Merger will be less than the combined retained earnings balances of Exelon and PSEG prior to the Merger. The Commission has considered similar situations in which previously

[71]	This amount is premised upon the successful execution of the Exelon Generation Restructuring, but not the Generation Divestiture described in Item 1.H.

[72]	Exelon represents that it will remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), at all times through the Authorization Period. Exelon will file a post-effective amendment in to this Application/Declaration in the event that one of the circumstances described in Rule 53(b) should occur during the period through the end of the Authorization Period.

significant amounts of retained earnings were eliminated.73 Write-offs reducing retained earnings have been caused by unrecovered stranded costs, disposition of generating assets, the purchase accounting required in certain mergers and other factors.74 The Commission has recognized that these are extraordinary events and, while retained earnings have been reduced, the changes causing such reduction have not adversely affected the fundamental financial strength of the holding company system. In this matter there can be no question that Exelon currently is, and post-Merger will be, a financially sound holding company with significant equity.
          2. EWG and FUCO Earnings and Losses
     With regard to capitalization, since December 31, 2000, there has been no material adverse impact on Exelon’s consolidated capitalization resulting from Exelon’s investments in EWGs and FUCOs. Exelon’s common equity ratio has remained above 30% since 2000.

Common Equity Ratio
December 31,	(%)
2000	31.3

2001	35.0

2002	32.1

2003	34.9

2004	40.8

     These ratios are within acceptable industry ranges. The proposed transactions will not have any material adverse impact on capitalization.
     In the aggregate, Exelon’s EWG and FUCO investments were profitable for all annual periods ending December 31, 2000 through December 31, 2002. While in 2003 Exelon recorded losses of $1.2 billion ($729 million net of income tax) in connection with two of its EWG investments, Exelon New England Holdings Company (“EBG”) and Sithe Energies, Inc. (“Sithe”), Exelon has since transferred the ownership of EBG to EBG’s lenders (on May 25, 2004, recognizing a net gain of $85 million) and disposed of Sithe on January 31, 2005 (see discussion below). Excluding the losses at these two companies, for which substantially all required write-offs have been taken, Exelon’s remaining EWGs were profitable in 2003. For the twelve months ending December 31, 2004, Exelon’s EWGs were in the aggregate, profitable. For information on EWG earnings, please see item 5a of Exelon’s quarterly filed Rule 24 certificates.
     On November 25, 2003, Exelon Generation, Reservoir Capital Group (“Reservoir”) and Sithe completed a series of transactions resulting in Exelon Generation and Reservoir each indirectly owning a 50% interest in Sithe (Exelon Generation owned 49.9% prior to November 25, 2003).

[73]	See, e.g., FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001), Conectiv, Inc., Holding Co. Act Release No. 27111 (Dec. 14, 1999).

[74]	In FirstEnergy, supra, the subject merger eliminated the acquired company’s retained earnings, and in Conectiv, supra, retained earnings were affected by write-offs resulting from de-regulation legislation and previous merger eliminating acquired company’s retained earnings). See also Northeast Utilities, Holding Co. Act Release No. 27147 (March 7, 2000) (restructuring legislation, asset divestitures and securitization resulted in EWG investments in excess of 50% of retained earnings).

     Both Exelon Generation’s and Reservoir’s 50% interests in Sithe were subject to put and call options. On September 29, 2004, Exelon Generation exercised its call option and entered into an agreement to acquire Reservoir’s 50% interest in Sithe for $97 million. On November 1, 2004, Exelon Generation entered into an agreement to sell Sithe to Dynegy Inc. (“Dynegy”) for $135 million in cash.
     On January 31, 2005, subsidiaries of Exelon Generation completed a series of transactions that resulted in Exelon Generation’s exit from its investment in Sithe. Specifically, subsidiaries of Exelon Generation closed on the acquisition of Reservoir’s 50% interest in Sithe and the sale of 100% of Sithe to Dynegy. Prior to closing on the sale to Dynegy, subsidiaries of Exelon Generation received from Sithe approximately $65 million in cash distributions. As a result of the sale, Exelon deconsolidated from its balance sheet approximately $820 million of debt and was released from approximately $125 million of credit support. Additionally, Exelon issued certain guarantees to Dynegy that will be taken into account in the final determination of the gain or loss on sale.
     On October 13, 2004, Sithe transferred all of the shares of Sithe International, Inc. and its subsidiaries to a subsidiary of Exelon Generation in exchange for the cancellation of a $92 million note and accrued interest. Sithe International, through its subsidiaries, had a 49.5% interest in two Mexican business trusts that own the Termoeléctrica del Golfo (“TEG”) and Termoeléctrica Peñoles (“TEP”) power stations, two 230 MW petcoke-fired generating facilities in Tamuín, Mexico that commenced commercial operations in the second quarter of 2004. Both the TEG and TEP power stations are EWGs.
          3. Risk Analysis and Mitigation.
     Exelon has a comprehensive risk analysis and mitigation process in place.75
     All of Exelon’s investments in EWGs and FUCOs are segregated from ComEd and PECO, and in the future will remain segregated from ComEd, PECO and PSE&G. Any losses that may be incurred by such EWGs and FUCOs would have no effect on the rates of the Retail Utility Subsidiaries. Exelon represents that it will not seek recovery through higher rates from the Retail Utility Subsidiaries’ utility customers in order to compensate Exelon for any possible losses that it or any Subsidiary may sustain on the investment in EWGs or FUCOs or for any inadequate returns on such investments.
          4. Financial Ratios.
     Growth in Retained Earnings. Both Exelon and PSEG have had significant increases in retained earnings over the past four years. Since the 2000 Merger, Exelon’s retained earnings have grown from $334 million to $3,353 million, an increase of 935%. Also during this period, PSEG’s retained earnings have increased by 66%, from $1,459 million to $2,425 million.
     Financial Ratios. Exelon’s requested $8.0 billion aggregate investment in EWGs and FUCOs would represent a conservative and reasonable commitment of Exelon capital for a company the size of Exelon post-Merger. For example, investments of this amount would be equal to only approximately:
     15.5% of Exelon’s pro-forma total consolidated capitalization ($51.7 billion),76
     24.5% of pro forma consolidated utility plant and equipment ($32.7 billion),
     9.9% of pro forma total consolidated assets ($80.9 billion), and

[75]	This process was described in detail in Amendment No. 4 in File No. 70-9693, filed December 5, 2000. Exelon is aware of proposed Rule 55, which would codify the Commission’s practice of requiring holding companies to institute a risk management process. See Holding Co. Act Release No. 27342 (Feb. 7, 2001). Exelon will comply with the requirements of Rule 55 if it is adopted.

[76]	This calculation of capitalization includes securitization obligations.

     18.1% of the pro forma market value of Exelon’s outstanding common stock ($44.3 billion). 77
     These percentages are substantially better than the comparable figures relied on by the Commission in approving Exelon’s aggregate investment in the 2004 Financing Order. Based on Exelon’s financial condition at December 31, 2003, a $7.0 billion aggregate investment in EWGs and FUCOs would have represented 28.7% of consolidated capitalization, 38.6% of consolidated utility plant, 16.7% of consolidated assets and 32.1% of market value of Exelon common stock. Accordingly, the calculations show that Exelon should be authorized to invest the proceeds of financings in EWGs and FUCOs as requested.
          5. State Commissions.
     The PAPUC has previously advised the Commission that Exelon’s proposed aggregate investment of up to $7.0 billion in EWGs and FUCOs would not adversely affect the state commission’s ability to continue to assure adequate protection of utility customers and ratepayers, and the ICC has previously advised the Commission that Exelon’s proposed aggregate investment of up to $5.5 billion in EWGs and FUCOs would not adversely affect the state commission’s ability to continue to assure adequate protection of utility customers and ratepayers. Exelon and PSE&G have asked the NJBPU to advise the Commission that Exelon’s proposed aggregate investment of up to $7.0 billion in EWGs and FUCOs would not adversely affect the state commission’s ability to continue to assure adequate protection of utility customers and ratepayers. To the extent required, Exelon plans to seek any necessary confirmation from each state commission regarding its request contained herein for an increase in aggregate investment authority.
          6. Rule 54.
     Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any EWG or FUCO or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. As described above in detail, Exelon may not be in compliance with all of the provisions of the Rule 53 safe harbor post-Merger. Exelon believes that, for the reasons set out above, the Commission should approve the increased limit on aggregate investment. For those same reasons, Exelon requests the Commission to make no adverse findings under Rule 54 in connection with the approvals sought herein for other purposes.
Item 4. Regulatory Approvals.
     New Jersey Board of Public Utilities
     As a utility in the State of New Jersey, PSE&G is subject to the jurisdiction of the NJBPU. Under Section 48:2-51.1 of New Jersey’s public utility law, the NJBPU’s approval is required in connection with the indirect transfer of the capital stock of PSE&G resulting from the Merger. In considering the Merger, the NJBPU is required to evaluate the impact of the Merger in four areas: competition, the rates of ratepayers affected by the Merger, the employees of the affected public utility, and the provision of safe and adequate utility service at just and reasonable rates.
     On February 4, 2005, Exelon and PSE&G made the initial filing of their joint application with the NJBPU for approval of the indirect transfer of the capital stock of PSE&G resulting from the Merger.

[77]	The market value of Exelon common stock is calculated based on the pro forma number of shares of Exelon common stock to be outstanding immediately following the Merger assuming conversion of PSEG common stock, times the closing stock price of Exelon common stock at December 31, 2004 of $44.07 per share.

While New Jersey law does not specify a timetable for completion of the NJBPU’s review, Exelon and PSE&G have asked that the NJBPU handle the matter on an expedited basis.
     In addition, while not required by law to complete the Merger, Exelon and PSEG have made it a condition to the Merger that PSE&G receive an order from the NJBPU allowing PSE&G to defer certain pension and other post-retirement benefit expenses that will be recognized in connection with the purchase accounting treatment of the Merger, and providing that PSE&G’s rate recovery of pension and other post-retirement benefits will be calculated consistently with recovery of such amounts in the absence of the Merger.78 On February 4, 2005, Exelon and PSE&G made the initial filing of their joint application with the NJBPU to obtain the order. 79
     New Jersey Department of Environmental Protection
     Subsidiaries of PSEG own facilities in New Jersey that are industrial establishments as defined in ISRA. The parties have already filed their application with NJDEP and have received letter of non-applicability under ISRA with respect to the Merger, the Generation Restructuring and Merger related corporate restructurings during the first quarter of 2005. 80
     New York Public Service Commission
     As an owner of generation facilities in the State of New York, a subsidiary of PSEG Power is subject to the jurisdiction of the New York Public Service Commission (“NYPSC”). Under Section 70 of the New York Public Service Law, the NYPSC’s written consent is required in connection with the indirect transfer of ownership interests in such subsidiary of PSEG Power in connection with the Merger. Under Section 70 of the New York Public Service Law, the NYPSC must determine whether the Merger is in the public interest. The parties have already filed their application and have received approval with the NYPSC. 81
     Pennsylvania Public Utility Commission
     PECO and PSE&G are subject to the jurisdiction of the PAPUC. The issuance to each of PECO and PSE&G of a certificate of public convenience and necessity by the PAPUC may be required as a result of the indirect transfer of the capital stock of PSE&G in connection with the Merger under Chapters 11, 22 and 28 of the Public Utility Code of Pennsylvania. The standard for approval is whether the transaction is necessary and proper for the service, accommodation, convenience or safety of the public. This standard has been applied by the PAPUC to require that applicants demonstrate that the transaction will affirmatively promote the service, accommodation, convenience or safety of the public in some substantial way. In addition, under provisions enacted as part of Pennsylvania’s electric and natural gas restructuring legislation, the PAPUC must consider:
•	whether a proposed transaction is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which would prevent retail electric or natural gas customers in Pennsylvania from obtaining the benefits of a properly functioning and workable competitive retail electric or natural gas market; and

[78]	For a description of this matter, see “Risk Factors—Risks Relating to the Merger—The combined company may be unable to obtain permission from the NJBPU to recover PSE&G’s pension and other post-retirement benefit expenses, which could have an adverse effect on its cash flow and results of operations” in the Registration Statement on Form S-4 filed as Exhibit C hereto.

[79]	See Exhibit D-2 hereto.

[80]	See Exhibit D-5 hereto.

[81]	See Exhibit D-6 hereto.

•	the effect of the proposed transaction on the natural gas distribution company employees and authorized collective bargaining agreement.
     On February 4, 2005, PECO and PSE&G made the initial filing of their joint application for approval by the PAPUC under the Public Utility Code of Pennsylvania or a determination that Chapters 11, 22 and 28 are not applicable to the Merger. 82 While the Public Utility Code of Pennsylvania does not specify a timetable for completion of the PAPUC’s review, PECO and PSE&G have asked that the PAPUC handle the matter on an expedited basis.
     On September 13, 2005, PECO announced that it had filed with the PAPUC a settlement of most issues raised in Pennsylvania’s review of the Merger. 83 If the settlement is approved, PECO would provide $120 million over four years in rate discounts for customers and cap its rates through the end of 2010. The settlement also provides substantial funding for alternative energy and environmental projects, economic development, expanded outreach and assistance for low-income customers, and various corporate safeguards. Later in September, a PAPUC administrative law judge will review testimony about the settlement, as well as other issues not resolved in the case. The judge subsequently will make a recommendation to the PAPUC, which will vote on the case possibly before the end of 2005.
     Illinois Commerce Commission ComEd has filed a notice with respect to the Merger with the ICC. Formal approval of the Merger by the ICC is not required. 84
     Connecticut As the owner of generation stations in the State of Connecticut, PSEG Power Connecticut LLC, an indirect subsidiary of PSEG Power, is subject to the jurisdiction of the Connecticut Siting Council (“CSC”) under Connecticut public utility laws and the Connecticut Department of Environmental Protection (“CDEP”) under Connecticut environmental law. The indirect transfer of the ownership interests in these entities may require the approval of the CDEP and will require the approval of the CSC. The parties filed their application with the CSC on March 3, 2005 and received their approval. The parties intend to file their application for approval with the CDEP during the first quarter of 2005. 85
     Nuclear Regulatory Commission (“NRC”)
     PSEG Power holds a NRC operating license for its Salem and Hope Creek nuclear generating facilities. This license authorizes PSEG Power to own and/or operate its nuclear generating facilities. The Atomic Energy Act provides that a license may not be transferred or, in any manner disposed of, directly or indirectly, through transfer of control of any license unless the NRC finds that the transfer complies with the Atomic Energy Act and consents to the transfer. Therefore, the consent of the NRC is required for the transfer of control pursuant to the Merger of the license held by PSEG Power. The NRC will consent to the transfer if it determines that:
•	the proposed transferee is qualified to be the holder of the license; and

•	the transfer of the license is otherwise consistent with applicable provisions of laws, regulations and orders of the NRC.
     The parties have filed applications with the NRC. 86

[82]	See Exhibit D-4 hereto.

[83]	See Exhibit D-12 hereto.

[84]	See Exhibit D-3 hereto.

[85]	See Exhibit D-7 hereto.

[86]	See Exhibits D-8, D-9 and D-10 hereto.

     Federal Energy Regulatory Commission
     On July 1, 2005, the FERC issued the FERC Merger Order. 87 The changed merger review provision implemented by the Energy Policy Act of 2005 are not applicable to the Merger.
     In addition, Exelon and PSEG are required by the FERC order to make appropriate filings under Section 205 of the Federal Power Act to implement the transaction.
     Antitrust
     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “H-S-R Act”), the Merger cannot be completed until both Exelon and PSEG file a notification of the proposed transaction with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission (“FTC”) and the specified waiting periods have expired or been terminated. The parties have been informed that the Antitrust Division will review the case and the FTC will not.
     The parties received a second request for information from the Antitrust Division and have certified substantial compliance with such request. The waiting period mandated by the H-S-R Act expired September 1, 2005. The Antitrust Division review continues notwithstanding such expiration but the parties do not expect a delay in closing will result.
     At any time before the Merger is completed, the Antitrust Division could challenge or seek to block the Merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other competition promoting agencies with jurisdiction over the Merger could also initiate action to challenge or block the Merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Merger, before or after it is completed. Based upon an examination of information available relating to the businesses in which the companies are engaged, Exelon and PSEG believe, with the market concentration mitigation plan they have proposed, that completion of the Merger will not violate United States or applicable foreign antitrust laws.
     The Merger may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions.
     Federal Communications Commission
     The Federal Communications Commission (“FCC”) must approve the transfer of control of telecommunications permits or licenses. The Communications Act of 1934 prohibits the transfer, assignment or disposal in any manner of any license, or any rights thereunder, to any person without authorization from the FCC. PSEG’s subsidiaries hold telecommunications licenses and, together with the appropriate subsidiaries of Exelon, will seek the necessary approvals from the FCC for the assignment of or transfer of control over such licenses in connection with the Merger. Under the Communications Act, the FCC will approve a transfer of control if it serves the public interest, convenience, and necessity.
     Private Letter Ruling of the Internal Revenue Service
     Exelon and PSEG have received a ruling from the Internal Revenue Service (“IRS”) confirming that no gain or loss will be recognized for United States federal income tax purposes with respect to the transfer of PSEG’s nuclear decommissioning trust funds as a result of the Merger.

[87]	See Exhibits D-11 hereto.

     Exelon will request that the IRS issue a private letter ruling confirming section 1081 tax treatment in respect of the Generation Transactions as and to the extent that Exelon will seek to utilize such tax treatment in respect of the divestiture of a particular generating unit. It is possible that the IRS may require Exelon to modify aspects of the structure of the Generation Transactions to obtain the private letter ruling. The Generation Transactions are deemed to include any such modifications to the extent such modifications allow Exelon to comply with the order of the Commission on the Applications and is otherwise acceptable to Exelon.
     Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed Merger.
     NJBPU Approval Regarding PSE&G Securities Issuances
     The NJBPU has authority under N.J.S.A. 48:3-7, N.J.S.A. 48:3-9 and N.J.S.A. 14:1-5,9 to approve the issuance of securities by PSE&G. PSE&G, a New Jersey corporation, obtains approval from the NJBPU for all of its securities issuances, including both long-term and short-term debt securities. Its existing approvals include authority to issue up to $750 million of short-term debt through January 2, 2007 (Order of Approval, Docket No. EF04101117 (December 2, 2004)). Further, PSE&G has authority to issue various long-term debt securities in an amount not to exceed $525 million through December 31, 2005. (Order of Approval, Docket No. EF03121003 (April 28, 2004)). Accordingly, PSE&G is not seeking any approval from the Commission for the issuance of exempt securities, but will rely on Rule 52(a).
     PSE&G has pending an application with the NJBPU seeking approval in connection with the issuance of up to $150 million of securitization obligations under N.J.S.A. 48:3-57. If the application is approved, the NJBPU would authorize a transition bond charge which amounts would be sold by PSE&G to a special purpose Financing Subsidiary in connection with the securitization financing. Because PSE&G will be covered by the general authorizations applicable to the Exelon system approving formation and activities of Financing Subsidiaries and entering into servicing agreements at “market rates” in compliance with rating agency requirements, PSE&G will need no further approval from the Commission for the proposed $150 million securitization financing.
Item 5. Procedure.
     The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. The Applicants request that the Commission’s order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.
Item 6. Exhibits And Financial Statements.

A.	Exhibits.

A-1	Amended and Restated Articles of Incorporation of Exelon (incorporated by reference to Exhibit 3.1 to Exelon’s Registration Statement on Form S-4, filed May 15, 2000 (File No. 333-37082))

A-2	Amendment to Amended and Restated Articles of Incorporation of Exelon (incorporated by reference to Exhibit 3.1 to Exelon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed July 28, 2004 (File No. 001-16169))

A-3	Form of Amendment to Amended and Restated Articles of Incorporation of Exelon, (incorporated by reference to Exhibit 4.1 to Exelon’s Registration Statement on Form S-4, filed February 10, 2005 (File No. 333-122074))

B-1	Agreement and Plan of Merger between Exelon and PSEG, dated as of December 20, 2004 (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K, filed December 21, 2004 (File No. 001-16169))

B-2	Exelon Indenture (incorporated by reference to Exhibit 4.1 to Exelon’s Registration Statement on Form S-3, filed March 27, 2001 (File No. 333-57540))

B-3	Exelon Generation Indenture (incorporated by reference to Exhibit 4.1 to Exelon’s Registration Statement on Form S-4, filed April 4, 2002 (File No. 333-85496))

B-4	Form of PSEG Mutual Services Agreement (to be filed by amendment)

B-5	Description of Exelon Service Providers and existing agreements under State approved affiliated interest requirements (incorporated by reference to Exhibit B-3.3 to Exelon’s Application on Form U-1, filed October 18, 2000 (File No. 70-09645))

C	Definitive joint proxy statement/prospectus, filed pursuant to rule 424(b)(3) on June 3, 2005 (File No. 333-122074) (incorporated by reference)

D-1	Joint Application of Exelon and PSEG to the FERC regarding Merger, filed February 4, 2005 (excluding exhibits and testimony, which Applicant will supply upon request of the Commission) (to be filed by amendment)

D-2	Joint Petition of Exelon and PSE&G to the NJBPU for Approval of a Change in Control of PSE&G, and Related Authorizations, filed February 4, 2005 (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-3	ComEd’s Notice of Holding Company Merger to the ICC, filed February 4, 2005 (excluding exhibits and attachments, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-4	Joint Application of PECO and PSE&G to PAPUC for Approval of the Merger of PSEG with and into Exelon, filed February 4, 2005 (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-5	Joint Application of Exelon and PSEG with NJDEP for Letter of Non-Applicability under ISRA (to be filed by amendment)

D-6	Joint Application of Exelon and PSEG to NYPSC for Approval of Indirect Transfer of Ownership Interests (to be filed by amendment)

D-7	Joint Request of PSEG Power Connecticut, LLC and Exelon Corporation to CSC for Approval of Transfer of Certificate of Environmental Compatibility and Public Need, filed March 3, 2005 (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-8	Application of PSEG Nuclear LLC to NRC for Proposed License Transfer and Conforming License Amendments Relating to the Merger of PSEG and Exelon (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-9	Application of Exelon Generation to NRC for Approval of License Transfers (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-10	Application of AmerGen to NRC for Approval of Indirect License Transfers (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-11	Order of the Federal Energy Regulatory Commission of July 1, 2005, “Order Authorizing Merger Under Section 203 of the Federal Power Act.” (to be filed by amendment)

D-12	Joint Petition for Settlement (PAPUC) (to be filed by amendment)

E-1	Map of combined transmission systems of Exelon and PSEG (to be filed by amendment)

E-2	Map of combined gas service territory of Exelon and PSEG (to be filed by amendment)

F	Opinions of counsel (to be filed by amendment)

G-1	Diagram of Exelon’s Post-Merger Corporate Structure (to be filed by amendment)

G-2	Diagram of Existing Corporate Structure of Exelon System (to be filed by amendment)

G-3	Diagram of Existing Corporate Structure of PSEG System (to be filed by amendment)

G-4	List of Generation Facilities Subject to Divestiture (to be filed by amendment)

G-4-1	Subject Assets: Divestiture via Sale

G-5	Description of all outstanding indebtedness and obligations of PSEG (to be filed by amendment)

G-6	Description of all inter-company guaranties in PSEG system (to be filed by amendment)

G-7	Analysis of Non-Utility Interests of PSEG (filed in connection herewith with a request for confidential treatment)

G-8	Analysis of the Economic Impact of a Divestiture of the Gas Operations of PECO Energy Company (incorporated by reference to Exhibit J-1 to Exelon’s Application on Form U-1, filed March 16, 2000 (File No. 70-09645))

G-9	Analysis of the Economic Impact of a Divestiture of the Gas Operations of PECO and PSE&G

H	Proposed Form of Notice (to be filed by amendment)

B.	Financial Statements.

FS-1	Consolidated Balance Sheet of Exelon as of December 31, 2004 (incorporated by reference to Exelon’s Annual Report on Form 10-K for the year ended December 31, 2004, filed February 23, 2005 (File No. 1-16169))

FS-2	Consolidated Statement of Income of Exelon for the year ended December 31, 2004 (incorporated by reference to Exelon’s Annual Report on Form 10-K for the year ended December 31, 2004, filed February 23, 2005 (File No. 1-16169))

FS-3	Consolidated Balance Sheet of PSEG as of December 31, 2004 (incorporated by reference to PSEG’s Annual Report on Form 10-K for the year ended December 31, 2004, filed February 28, 2005 (File No. 1-09120))

FS-4	Consolidated Statement of Operations of PSEG for the year ended December 31, 2004 (incorporated by reference to PSEG’s Annual Report on Form 10-K for the year ended December 31, 2004, filed February 28, 2005 (File No. 1-09120))
Item 7. Information as to Environmental Effects
     The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.
Item 8. Implementation of Section 1271(c) of the Energy Policy Act of 2005
     Repeal of the Act will become effective on the Effective Date. Notwithstanding such effectiveness, Section 1271(c) of the Energy Policy Act of 2005 provides that tax treatment under Section 1081 of the Internal Revenue Code as a result of transactions ordered in compliance with the Act shall not be affected in any manner due to repeal of the Act or enactment of PUHCA 2005.
     In order more fully to secure for the Applicants and their subsidiaries the benefits of tax treatment under Section 1081, the Applicants undertake the following:
(i) notwithstanding the effectiveness of repeal of the Act, from and after the Effective Date, to comply with the Commission’s order to divest control, securities or other assets and for other action by a company and/or subsidiary company thereof for the purpose of enabling the company or any subsidiary company thereof to comply with the provisions of subsections (b) and (e) of Section 11 of the Act (an “Implementation Order”) as to each and every condition ordered in the Implementation Order to the extent, but only to the extent, that such conditions also remain required pursuant to an order of the FERC or an order of any State or other Federal commission or an order of any State or Federal court; and
(ii) to submit to the authority of the FERC, from and after the Effective Date, in respect of such aspects of the Implementation Order that remain in force and effect (including, but without limitation, full power and authority to amend or change the surviving provisions of the Implementation Order as FERC may deem necessary or appropriate in the circumstances).
     The Applicants consent and agree that consummation by them of the Merger shall constitute their acceptance of the survival of the Implementation Order as contemplated in this Item 8 notwithstanding the effectiveness of the repeal of the Act.

SIGNATURES
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 23, 2005

Public Service Enterprise Group Incorporated	Exelon Corporation

Public Service Electric and Gas Company*	Commonwealth Edison Company*
PSEG Power LLC*	Exelon Energy Delivery Company, LLC*
PSEG Energy Holdings L.L.C.	Exelon Business Services Company*
PSEG Service Corporation	Exelon Ventures, LLC*
80 Park Plaza	10 South Dearborn Street
Newark, New Jersey 07102	37 th Floor
Chicago, Illinois 60603
* Including one or more subsidiaries	PECO Energy Company*
2301 Market Street
Philadelphia, Pennsylvania 19101
Exelon Generation Company, LLC*
300 Exelon Way
Kennett Square, Pennsylvania 19348

* Including one or more subsidiaries

By Public Service Enterprise Group		By Exelon Corporation
Incorporated

		By:	/s/ Elizabeth A. Moler
By:	/s/ R. Edwin Selover	Name:	Elizabeth A. Moler
Name:	R. Edwin Selover	Title:	Executive Vice President
Title:	Senior Vice President and General		Government and Environmental Affairs
	Counsel		and Public Policy
	Public Service Enterprise Group		Exelon Corporation
	Incorporated		101 Constitution Avenue, NW
	80 Park Plaza		Suite 400 East
	Newark, New Jersey 07102		Washington, DC 20001